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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2002

CONVERIUM HOLDING AG
(Translation of registrant's name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By: ______________________
Name: Martin Kauer
Title: CFO

By: ______________________
Name: Christian Felderer
Title: General Legal Counsel

Date: March 18, 2002

Converium Holding Ltd, Zug

Zug, Switzerland – March 18, 2002 – Converium, one of the world's leading reinsurers, today reports on its successful 2002 renewal and its results for 2001. Converium listed on the SWX Swiss Exchange (SWX: CHRN) and New York Stock Exchange (NYSE: CHR) in December 2001.

Successful 2002 renewals

Clients and brokers welcomed our independence. We renewed 73% of our premium volume that was renewable at January 1, 2002 and experienced combined increases in rates and shares of around 25%. Our increased performance targets were met. Our strict financial discipline required us to cancel 27% of our renewable premium volume because the underlying business did not meet our increased performance standards. The non-renewed premium volume was mostly offset by new business. The aggregate impact of improved rates, increased shares and new business, offset by cancellations, resulted in premium growth of 19% on renewable premiums.

The impact of the new capacity in Bermuda was limited as insurers tended to seek capacity from their existing relationships.

Terrorism was widely excluded across lines of business and geography; where blanket exclusions were not implemented, sub-limits for limited coverage were introduced.

2001 Result

	2001 US$m	2001 US$m	2000 USUS$m
Gross premiums written		2,881.2	2,565.8
Net premiums written		2,482.6	1,996.0
Net premiums earned		2,295.2	1,861.5
Income before September 11, Enron, impairment losses on equity portfolio, reserve strengthening, restructuring costs, and taxes		103.5	16.6
September 11: imputed premiums for capped liability	(28.5)		
September 11: incurred losses, net	(289.2)		
Enron: incurred losses, net	(67.0)		
Impairment losses on equity portfolio	(82.5)		
Loss reserves: reserve strengthening to get to Tillinghast's best estimates (1st half 2001)	(112.0)		
Loss reserves: reserve strengthening (2nd half 2001)	(11.6)		
Loss reserves: reserve strengthening (2000)			(65.4)
Restructuring costs	(50.0)		
		(640.8)	
Loss before taxes		(537.3)	(48.8)
Net loss		(367.4)	(29.3)
Loss per share (US$)		($9.18)	($0.73)
Actual non-life combined ratio		128.9	116.9
Adjusted non-life loss ratio		76.6%	82.9%
Adjusted non-life underwriting expense ratio		22.9%	23.9%
Adjusted non-life administration expense ratio		6.0%	6.4%
Adjusted non-life combined ratio		105.4%	113.2%
Embedded Value (Converium Life)		36.6	29.9

Highlights

- *Converium is an independent top-ten reinsurance group – which listed on the SWX Swiss Exchange and the New York Stock Exchange in December 2001*
- Net premiums written increased by 24% to US$2,483m (2000: US$1,996m)
- Strong improvement in underlying performance: adjusted non-life combined ratio decreased by 7.8 pts to 105.4% (2000: 113.2%)
- Re-underwriting resulted in significantly improved quality of business portfolio
- Strong balance sheet to harvest in a hardening market
  - Strong capitalization (equity: US$1.6 billion)
  - September 11: net loss capped at US$289.2m
  - Asbestos & Environmental: marginal exposure (less than 1% of loss reserves, gross), reserve-levels substantially strengthened to a survival ratio of 13.8 years (2000: 13.1 years)
  - *Solid reserve-levels maintained*
  - Enron-exposure: full limits booked as incurred loss (Surety: US$56.0m; E&O: US$8.5m; D&O: US$2.4m; Credit: US$0.5m)
  - Low exposure to D&O policies
- Successful 2002 renewal season in a hardening market
- As stated in the IPO-prospectus, Converium's Board of Directors will propose at the annual general meeting not to pay out a dividend for 2001.

Dirk Lohmann, CEO Converium said:

"Converium entered 2002 as an established and integrated leading global reinsurer with a strong client focus and determination to deliver shareholder value. We were well received as an independent company during the recent January 1, 2002 renewal season by both clients and brokers. Terms and conditions have improved substantially on a global scale and we have further enhanced the quality of our portfolio. 2001 was a year of transition for Converium, as we carved out three distinct businesses from our former parent company, Zurich Financial Services, and spun off Converium through an Initial Public Offering on December 11, 2001."

Martin Kauer, CFO Converium said:

"Converium has a very solid balance sheet and is strongly capitalized at $ 1.6 billion to benefit in the hardening markets. Our financial strength enables us to retain more business in 2002. We substantially improved our underlying adjusted non-life combined ratio in 2001 by 7.8 points to 105.4%. Due to our strict financial discipline in underwriting, we expect sharp improvements in margins for 2002. Our objective for 2002 is to generate a non-life combined ratio of close to 100% and to target an ROE of more than 12.5%."

Enquiries:

Michael Schiendorfer
Media Relations Manager

michael.schiendorfer@converium.com

Phone: +41 (0) 1 639 96 57
Mobile: +41 (0) 79 307 70 50
Fax: +41 (0) 1 639 76 57

Zuzana Drozd
Head of Investor Relations

zuzana.drozd@converium.com

Phone: +41 (0) 1 639 91 20
Fax: +41 (0) 1 639 71 20

IPO, ranking and organization

The IPO of Converium took place on December 11, 2001 and involved the placing of 35 million registered shares priced at CHF 82 per share or US$ 24.59 per American Depositary Share (ADS) with investors worldwide.

By January 9, 2002, 40 million shares were sold to the public by a syndicate of banks and Converium's 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998. The shares were allocated across the globe, 32% to institutional investors in the US, 24% to institutionals in the UK, 15% to institutionals in Switzerland, and 19% to institutional investors in the rest of the world. The remaining 10% was allocated to retail shareholders in Europe and the US.

Today the company ranks 8 among the top ten professional reinsurers and employs close to 750 people in 24 offices around the globe. Converium has a strong balance sheet with an "A+" (strong) from Standard & Poor's and "A" (excellent) by AM Best Company. Converium's September 11 net-losses are capped at US$289m by its former parent, Zurich Financial Services. Converium has low exposures to D&O policies, minimal A&E exposures, all of which are strongly reserved.

Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11 attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters such as the September 11 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

2001 REVIEW OF OPERATIONS

Converium Zurich

Converium Zurich is the largest of the Group's four business segments, with a territorial reach stretching from Japan to Brazil. Zurich has specific responsibility for all non-life reinsurance written in southern and western Europe, Asia Pacific, Latin America, and central and southern Africa. Underwriting is supported by eight regional offices/branches, which together with Zurich are involved in the generation of about 48% of Converium's premium income.

Zurich houses a concentration of expertise and specialized skills which are at the disposal of the entire Group, including Centers of Excellence for aviation and space, marine, credit and surety, and engineering. It is also home to professional teams focused on global accounts underwriting, natural hazards, professional risks, London Market North American business, and risk and financial modeling.

Converium Zurich wrote total net premiums of US$ 1,185 million in 2001, split almost equally between the direct and broker production channels. Roughly 70% was proportional reinsurance.

Liability and property treaties dominate Converium Zurich's underwriting, making up more than half of our book. Motor treaties and specialty lines are also important, the latter growing and proving particularly promising as our underwriters continue their emphasis on high-margin business where expertise and a technical approach set us apart from our competitors.

Our focus on maximum exploitation of specialized skills was a key driver of Converium Zurich's 2001 re-underwriting effort, which resulted in a substantial overhaul of the portfolio. We chose not to renew more than one in three treaties, as we redeployed capacity away from under-performing businesses towards lines where our expertise commands a higher price for it. This positive repositioning meant that for every two dollars of non-renewed premium income we were able to write three dollars worth of new business.

Our per risk and facultative business was the subject of special scrutiny, since it had not met our stringent profitability hurdles for several years. A major organizational change arose from this attention: Converium underwriters no longer consider facultative submissions in isolation. Instead, Client Relationship Managers now evaluate each client's treaty and facultative business on a combined basis, ensuring each relationship is profitable overall.

Converium North America

Converium North America is the business segment responsible for all property liability as well as accident and health reinsurance business written in the United States and Canada. It is also the Group's global Center of Excellence for agribusiness. We are one of the largest broker-market reinsurers in the US, leading all lines of business on a broker basis for treaty reinsurance, and on a direct basis for individual risks.

36% of Converium Group's business was underwritten by the North American operation in 2001, yielding net premiums written of US$898 million. The portfolio is well diversified both by line of business and contract type, the result of a concerted effort to shift away from the liability-dominated book of predecessor Zurich Reinsurance (North America), Inc. Our efforts to diversify our underwriting portfolio will continue as we build a balanced, multi-faceted service platform focused on skilled underwriting, broad expertise and innovative solutions to clients' varied challenges.

Converium's diversity reflects the Group's resolve: 2001 was a year of re-underwriting and repositioning. Converium North America cancelled or did not renew a significant part of its portfolio because the underlying business did not meet our performance hurdles. Nonetheless, working with our brokers, we were able to develop a significant portfolio to replace the business that was not renewed.

Converium North America's liability reinsurance portfolio was transformed in 2001. Re-underwriting action was taken to reduce the amount of business where price is the chief driver of purchasing decisions, and towards increased profitability. A significant proportion of the liability treaties that we did not renew were umbrella or high excess severity business. However, casualty continues to be Converium North America's largest line, contributing 24 % of 2001 net premium income. Converium North America remains one of the most important liability reinsurers in the US.

Professional liability lines are underwritten through close coordination and cooperation between underwriters in Zurich and New York. Underwriting is coordinated on a global basis. We continue to be viewed as a leading market reinsurer in this important segment of our business.

Catastrophe excess of loss treaties dominate Converium North America's property reinsurance portfolio, although we also write risk excess and proportional programs. In all, property accounts for about 16% of the North American book.

Our gross loss in North America from the World Trade Center is US$ 155 million, of which US $70 million is in property lines and US$ 85 million is in liability and workers compensation lines. Relative to our market share, our North American property loss is favorable in comparison to our major competitors. We were not underwriters of property facultative risks in North America, and we wrote very little property risk excess business during the soft market.

The market's potential exposure to toxic mold is a significant risk to the industry. Our approach has been to study and evaluate the exposure with the utmost underwriting discipline and to price for it.

Workers' compensation is an important US business segment for Converium, contributing 22% to North American net premium income. Our focus is on regional and single-state clients, rather than large national accounts, since the latter are more difficult to assess with precision and therefore to price satisfactorily. It is a changing market, however, especially following September 11. The loss pointed out with absolute starkness the aggregation risk inherent in workers' compensation, a risk that previously had been almost completely ignored.

Regional facultative programs and specialty lines predominate the motor book. The US motor market, particularly commercial trucking, has been under priced for a very long time, but the tide is turning.

The year in review is notable for a concerted move into targeted specialty lines, where knowledge, experience and innovation are paramount. For example, the accident and health account continues its solid growth. Converium North America entered the line after assuming responsibility for this class of business in the US from Converium's Cologne office in 2000. A strong team of local underwriters was hired, whose focus is primarily on less volatile employers' stop-loss reinsurance.

As home to the Group Center of Excellence for agribusiness, Converium North America recruited a team of specialists in 2000. The business, while still small in relation to our total portfolio, recorded US$ 32 million of net premiums in 2001 and was profitable in its first full year of operation, an excellent achievement. We anticipate additional growth in the US market and plan to deploy Converium's agribusiness expertise in other markets around the globe.

Our New York-based credit and surety underwriter, working in close collaboration with the Zurich Center of Excellence for credit and surety, has been developing and expanding the portfolio of US accounts.

Our Risk Strategies underwriting division represents our non-traditional team and is staffed with highly specialized professionals with experience in underwriting, actuarial, accounting, tax and legal. In 2001, it represents approximately one third of the net premiums of Converium North America.

Against this backdrop of re-underwriting, diversification and new success for Converium North America, the US reinsurance market in general has also been undergoing a transition. The turn began to take hold during mid-year renewals. Liability prices began to rise, particularly in the specialty lines where Converium's focus is concentrated. Catastrophe business had been more attractive throughout, but it, too, was expected to improve. The aftermath of the enormous losses incurred at the World Trade Center on September 11 brought about a dramatic acceleration in the rise of reinsurance prices.

Converium Cologne

Converium Cologne, accounting for 10% of net premiums written in 2001, is the Group business segment with responsibility for all property liability reinsurance lines, marine, as well as accident and health in Germany, northern Europe, central and eastern Europe, the Middle East, and north Africa. Converium Cologne is home to the Group's Center of Excellence for health reinsurance, covering all worldwide markets except the US.

Our constant concentration on the deployment of technical skill and innovation has driven our expansion in liability lines, increased our facultative acceptances in emerging markets, and encouraged the addition of advanced structured and finite reinsurance solutions to our product mix. The result is both a broader customer base and better positioning of Converium Cologne in key markets.

Re-underwriting was a major focus in 2001. Our underwriters analyzed the return on allocated equity for every client and every contract on the books, and as a result chose not to renew more than 27% of treaties, worth net written premiums of about US $40 million. At the same time our underwriters watched for new opportunities that would benefit from their considerable capabilities in targeted areas. Over the course of the year they were able to replace the lost income with new business worth US $34 million, bringing total net property liability and marine premiums written to US $222 million in 2001. In addition, worldwide accident and health business written through Converium Cologne brought in net written premiums of US $36 million.

Converium Life

Converium Life, accounting for 6% of net premiums written in 2001, is the Group business segment responsible for all of Converium's life reinsurance business. Our team of life specialists in Cologne serves clients worldwide, primarily on a direct basis. In 2001 the life portfolio was divided between six markets: Italy, Germany, France, other European markets, the US (where retrocession is our major life product), and the rest of the world. Among secondary markets we have a notable presence in the Middle East and Argentina.

The transformation of Converium into a significant global player in life reinsurance is one of the Group's key strategic goals. An approach was framed late in 1999, launched in 2000, and by 2001 was well underway. The business is still small relative to our total turnover, yielding net written premiums of US$ 141 million in 2001, or about 6%. But our accomplishments in life business are significant, especially considering they are the result of just two years of organic growth.

The global outlook for life insurance is highly promising. Premium spending worldwide already outpaces non-life spending by a ratio of 1.5 to 1, and is growing nearly five times faster. The opportunities are multiplying as nations around the world invite private sector insurers to finance and operate new, sustainable pension and savings systems.

As a result of this runaway growth, we anticipate a continued increase in international demand for life reinsurance expertise and capacity. Life insurers in some countries are becoming both increasingly risk averse, and more sophisticated in terms of their balance sheet management. Converium Life has solutions to deal with both issues – solutions that, for Converium, are both a source of reliable profits, and an opportunity for diversity and stability.

Converium Life established two international offices in 2000, a representative office in Milan and a branch office Paris, and added life personnel to the non-life representative office of Converium in Buenos Aires, to support regional opportunities and the fulfillment of our life reinsurance strategy.

Our substantial investment in Converium Life – including 40 staff hired since 2000 and the establishment of three international offices – is an important step in the growth of our strategic position as a major international life reinsurer. With controlled expansion into the UK, Spain, and selected Asian countries, we plan an agile entry into the world's most attractive life reinsurance markets, maximizing the return on our specialist knowledge of local cedants' unique demands, and our exploitation of innovative financial opportunities.

Converium Group
Consolidated and historical combined statements of income

(US$ million, except per share information)
Year ended December 31

	2001	2000
Revenues:		
Gross premiums written	2,881.2	2,565.8
Less ceded premiums written	-398.6	-569.8
Net premiums written	2,482.6	1,996.0
Net change in unearned premiums	-187.4	-134.5
Net premiums earned	2,295.2	1,861.5
Net investment income	228.7	176.0
Net realized capital (losses) gains	-18.4	83.7
Other (loss) income	-5.8	29.3
Total revenues	2,499.7	2,150.5
Benefits, losses and expenses:		
Losses and loss adjustment expenses	-2,163.1	-1,520.0
Life benefits and policyholder dividends	-137.4	-84.5
Underwriting acquisition costs	-508.1	-454.4
Other operating and administration expenses	-146.4	-116.0
Interest expense	24.2	-17.1
Amortization of goodwill	-7.8	-7.3
Restructuring costs	-50.0	-
Total benefits, losses and expenses	-3,037.0	-2,199.3
(Loss) income before taxes	-537.3	-48.8
Income tax benefit (expense)	169.9	19.5
Net (loss) income	-367.4	-29.3
Basic (loss) earnings per share	-9.18	-0.73
Diluted (loss) earnings per share	-9.18	-0.73

Converium Group
Consolidated and historical combined balance sheets

(US$ million, except per share information)
Year ended December 31

	2001	2000
Assets		
Invested assets		
Available-for-sale securities		
Fixed maturities	2,331.4	2,236.2
Equity securities	701.4	611.0
Other investments	195.1	52.2
Short-term investments	89.5	115.1
Total investments	3,317.4	3,014.5
Funds Withheld Asset/Zurich Financing Agreement	1,598.5	1,335.2
Total invested assets	4,915.9	4,349.7
Other assets		
Cash and cash equivalents	420.5	121.9
Premiums receivable	1,015.1	937.3
Reinsurance assets		
Underwriting reserves	1,668.1	1,292.9
Insurance balances receivable, net	400.2	341.6
Funds held by reinsureds	523.4	681.8
Deferred policy acquisitions costs	217.9	184.6
Deferred income taxes	300.4	165.2
Other assets	245.0	246.3
Total assets	9,706.5	8,321.3
Liabilities and equity		
Liabilities		
Losses and loss adjustment expenses, gross	5,710.5	4,546.0
Unearned premiums, gross	968.7	774.4
Future life benefits, gross	252.0	162.0
Other reinsurance liabilities	315.9	491.8
Funds held under reinsurance contracts	430.8	512.4
Deferred income taxes	106.5	175.2
Accrued expenses and other liabilities	154.3	140.8
Payable to Zurich Financial Services	-	233.4
Debt	197.0	196.9
Total liabilities	8,135.7	7,232.9
Equity		
Common stock CHF 10 nominal value, 40,000,000 shares issued and outstanding	253.0	-
Additional paid-in capital	1,336.5	-
Unearned stock compensation	-27.1	-
Accumulated other comprehensive income (loss):		
Net unrealized gains on investments, net of taxes	30.3	18.8
Cumulative translation adjustments	-21.9	40.5
Total accumulated other comprehensive income	8.4	59.3
Net investment by Zurich Financial Services	-	1,029.1
Total equity	1,570.8	1,088.4
Total liabilities and equity	9,706.5	8,321.3



Converium Group
Financial Results 2001
January Renewal 2002

Zurich – March 18, 2002

converium
the next Re generation

Important Disclaimer

Although all reasonable care has been taken to ensure the facts stated herein are accurate and that the opinions contained herein are fair and reasonable, this document is selective in nature and is intended to provide an introduction to, and overview of, the business of Converium. Where any information and statistics are quoted from any external source, such information or statistics should not be interpreted as having been adopted or endorsed by Converium as being accurate.

Neither Converium nor any of its directors, officers, employees and advisors nor any other person shall have any liability whatsoever for loss howsoever arising, directly or indirectly, from any use of this presentation.

This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the 11 September attack on the United States, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results and unaudited reports on premium volume developments. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters such as the 11 September attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Converium Group
IPO Highlights

100% Public float
- Full exit from ZFS achieved
- Largest reinsurance IPO ever
- Largest Swiss IPO since 1998

Priced at 1.24x book
- Seven times oversubscribed
- 90% owned by institutional investors

Dual listing SWX/NYSE


10%
19%
15%
24%
32%
11%
10%
42%
2%
8%
10%
18%
"Nominee" held by bank
"Trading stocks" held by bank
Retail
RoW - institutional
Switzerland - institutional
UK - institutional
US - institutional

at IPO — Feb 28, 2002

Industry Review 2001

- January 1, 2001 renewal already marked the beginning of a new „up" cycle
- Balance sheet integrity of many players compromised
  - Prolonged soft market (1997 – 2000)
  - Recent negative A&E claims development
  - Adverse investment climate
  - Severe loss experience even excluding September 11 loss - estimated $5bn man-made and $10bn natural catastrophes

Industry Review 2001 – September 11, 2001

- September 11, 2001 ended belief in industry overcapitalization
- Market loss estimated at between $30 and $70 billion
- Increased demand for reinsurance capacity after re-examination of Probable Maximum Loss (PML) concepts
- Failure of some market participants already materialized; others may follow
- Fourth quarter 2001 reserve actions deemed insufficient
- Industry league table in reshuffling process

Converium Group
Financial Results 2001 – key figures

($m)	**2001**	**%**
Gross premiums written	2,881	+12%
Net premiums earned	2,295	+23%
Net (loss) income after tax	-367	n.m.
Actual non-life combined ratio (%)	128.9	+12.0pts
Adjusted non-life combined ratio (%)	105.4	-7.8pts



Converium Group
Financial Results 2001

Martin Kauer, Chief Financial Officer

converium
the next Re generation

Converium Group
Financial Results 2001 – key figures

($m)	**2000**	**2001**	**%**
Gross premiums written	2,566	2,881	+12%
Net premiums written	1,996	2,483	+24%
Net premiums earned	1,862	2,295	+23%
Net investment results	260	210	-19%
Losses & loss adjustment expenses	1,520	2,163	+42%
Underwriting acquisition costs	454	508	+12%
Other operating & administration expenses	116	146	+26%
Actual non-life combined ratio (%)	**116.9**	**128.9**	**+12.0pts**
Adjusted non-life combined ratio (%)	**113.2**	**105.4**	**-7.8pts**
Net (loss) income	**-29**	**-367**	**n.m.**
Earnings per share ($)	**-0.73**	**-9.18**	**n.m.**

Converium Group: Premiums
Strong compound premium growth


Premiums ($m)
3'000
2'500
2'000
1'500
1'000
500
0
1998
1999
2000
2001
1459
1'245
1'227
1929
1'570
1'402
2566
1'996
1'862
2881
2'483
2'296
Gross premiums written
Net premiums written
Net premiums earned

- Strong premium growth despite complete re-underwriting in 2001

- Gross premiums written
  - Compound growth (1998-2001): +25.5% p.a.
  - Growth 2001 vs. 2000: +12.3%
- Net premiums written
  - Compound growth (1998-2001): +25.9% p.a.
  - Growth 2001 vs. 2000: +24.4%
- Net premiums earned
  - Compound growth (1998-2001): +23.2% p.a.
  - Growth 2001 vs. 2000: +23.3%
- Retention Rate

  1998: 85.4%
  1999: 81.4%
  2000: 77.8%
  2001: 86.2%

Converium Group: Premiums (cont'd)
Further improved geographic spread

© Converium

Financial Results 2001
January Renewal 2002

March 18, 2002

Page 10



Net premims written ($m)
2'500
2'000
1'500
1'000
500
0
1998
1999
2000
2001
99
122
281
593
60
142
Latin America
Near & Middle East
Far East
Rest of Europe
United Kingdom
France
Germany
North America

- Well balanced and globally diversified portfolio

Net premiums written ($m)	**1998**	**1999**	**2000**	**2001**
Latin America	15.7	46.1	75.5	146.2
Near and Middle East	57.0	61.2	74.2	99.2
Far East	10.2	51.5	84.7	121.6
Rest of Europe	175.7	181.8	270.6	281.0
United Kingdom	190.2	241.2	317.5	593.4
France	57.0	58.8	49.0	60.4
Germany	107.4	124.2	97.3	142.4
North America	631.9	805.4	1,027.2	1,038.4
Total	**1,245.1**	**1,570.2**	**1,996.0**	**2,482.6**

Converium Group: Non-life
Strong growth in premiums


Net premiums written ($m)
2'500
2'000
1'500
1'000
500
0
209
533
440
239
677
570
219
845
818
258
898
1'185
1998
1999
2000
2001
Converium Cologne
Converium North America
Converium Zurich

Strong growth despite non-renewal of treaties that did not meet our performance targets, especially in liability.

Growth driven by increased shares in renewed and new business written by Converium Zurich, particularly in specialty lines:

- Motor (+$83m)
- Multi-peril (+$58m)
- Aviation & Space (+$76m)
- Property (+$40m)
- Professional Liability (+$26m)

Converium Group: Non-life (cont'd)
Further diversification towards specialty lines

Converium
Financial Results 2001
January Renewal 2002
March 18, 2002
Page 12



Net premiums written ($m)
2'500
2'000
1'500
1'000
500
0
1998
1999
2000
2001
120
81
74
181
193
437
502
458
other
Engineering
Marine
Accident & Health
Aviation & Space
Workers' Compensation
Credit & Surety
Motor
Property
Liability

- Well balanced and globally diversified non-life portfolio

Net premiums written ($m)	**1998**	**1999**	**2000**	**2001**
Liability	296.7	410.4	474.9	458.1
Property	252.5	301.9	403.8	501.9
Motor	124.5	159.1	333.1	437.2
Credit & Surety	98.2	106.4	122.0	178.6
Worker's Compensation	173.1	200.1	163.9	192.6
Aviation & Space	44.8	97.0	119.3	181.0
Accident & Health	46.3	66.2	85.3	116.4
Marine	53.2	43.7	46.3	74.3
Engineering	32.2	41.3	55.4	80.7
Other	61.0	59.3	77.6	120.4
Total	**1,182.5**	**1,485.4**	**1,881.6**	**2,341.2**

US D&O- and E&O-exposures not material:

($m)	**1998**	**1999**	**2000**	**2001**
Gross premiums written	26.2	53.7	58.5	54.9
Gross loss and loss adjustment reserves held				168.6
Reserves to premiums-ratio				307%

Converium Group: Non-life (cont'd)
Actual non-life combined ratio


Actual non-life combined ratio (%)
140
120
100
80
60
40
20
0
111.8
112.5
116.9
128.9
73.5
79.9
86.6
99.7
27.9
25.2
23.9
23.2
10.4
7.4
6.4
6.1
1998
1999
2000
2001
Loss Ratio
Underwriting expense ratio
Administration expense ratio

- The substantial improvement of the underlying performance of Converium's non-life business is not reflected in the actual non-life combined ratio

The actual non-life combined ratio was materially impacted by
- reserve actions (1998, 1999, 2000 and 2001)
- September 11, incurred losses and imputed premiums (2001)
- Enron (2001).

The actual non-life combined ratio doesn't fully reflect the substantial improvement of the performance in Converium's non-life business.

Net adverse developments in 2001:
- 1st half: $112m to get to Tillinghast's "best estimates"
- 2nd half: $12m to strengthen the A&E-reserves
  (2001: survival ratio: 13.8 years; 2000: 13.1 years)

4th quarter 2001 – major loss events:
- Enron: $67m

$56.0m	Surety
$8.5m	E&O
$2.4m	D&O
$0.5m	Credit

- Lipobay: $27m

Converium Group: Non-life (cont'd)
Adjusted non-life combined ratio


Adjusted non-life combined ratio (%)
140
120
100
80
60
40
20
0
132.3
122.4
113.2
105.4
94.0
89.7
82.9
76.6
27.9
25.2
23.9
22.9
10.4
7.4
6.4
6.0
1998
1999
2000
2001
Loss Ratio
Underwriting expense ratio
Administration expense ratio

- Re-underwriting and restructuring of the underwriting process resulted in a substantial improvement of the underlying performance

Adjustments for
- reserve actions (1998, 1999, 2000, 2001)
- September 11, incurred losses and imputed premiums (2001)
- Enron (2001)

Embedded profitability substantially enhanced in 2001
- Performance targets implemented in 2000 for 2001-renewals
- Restructuring of the underwriting process
- Re-underwriting of whole non-life book based on performance targets

Strict financial discipline implemented and reinforced for 2002-renewals.

Converium Group: September 11
Best practice exposure management


Incurred losses ($m)
700
600
500
400
300
200
100
0
no gross estimates
no retro estimates
90
220
12
303
313
194
145
12
109
168
16
354
323
4
245
154
12
109
168
gross
retro
net
gross
retro
net
gross
retro
net
09/12/01
09/30/01
12/31/01
□ Life
□ Property & Liability
□ Aviation

- Stable loss estimates since September 12

Incurred losses, net, of

$310m	estimated on September 12 24hrs after September 11-events and of
$289m	as at September 30, 2001 (-7% compared to first estimate). The September 30, 2001-estimates were the basis for the cap.

September 11-losses capped by ZFS - no material credit risks for Converium:

- Non-performance-risks of retrocessonaires covered by ZFS
- $220m-event limit in quota share retrocession agreement
- The losses of Converium Reinsurance (North America) Inc. and Converium Reinsurance (Germany) AG are capped at a total of $69m by ZIC.
- LOCs to support substantially all of the ZFS-reinsurance recoveries ($152.3m) related to September 11

$65m-development (+10%) of incurred losses, gross, during the 4th quarter 2001 – no impact on Converium due to cap.

As of February 28, 2002, $28m of the incurred losses of the September 11-events have been paid out (losses paid).

Converium Life: Premiums
Strong growth continues


150
125
100
75
50
25
0
Net premiums written ($m)
63
85
114
141
1998
1999
2000
2001
Converium Life

- Embedded Value: $36.6m (2000: $29.3m; +25%)
- Compound premium growth of more than 30% p.a. (1998 - 2001)

The embedded value for Converium Life is calculated for the in-force life portfolio net of retrocession. It represents the value of estimated future statutory earnings after tax including the costs for risk-based capital and administration.

The methodology remained unchanged compared with the last year's calculations. The risk discount rates for US- and European business was 8%.

Converium Group: Investment Results
Impairment of equity portfolio fully booked


Total investment results ($m)
350
300
250
200
150
100
50
0
-50
-100
79
255
76
214
84
176
229
-18
-83
1998
1999
2000
2001
Impairment losses on equity portfolio
Net realized capital (losses) gains
Net investment income

- 1998, 1999 & 2000: investment results impacted by Zurich Financing Agreement (cancelled as per July 1, 2001)
- Average realized investment yields (pre-tax)
  1999: 6.8%
  2000: 5.9%
  2001: 4.3%
  The average pre-tax yield is calculated by dividing net investment income and net realized capital gains (losses) for the period by the average of the beginning and period end investment balances (including cash and cash equivalents).
- Impairment of equity portfolio fully booked in 2001 ($82.5m).
- Net unrealized gains on investments, net of tax:
  2000: $19m
  2001: $30m

Converium Group: Net loss 2001
Positive underlying profitability


Net loss 2001 composition ($m)
200
100
0
-100
-200
-300
-400
-500
-600
-367
-537
-289
-29
-83
-112
-12
-50
$104m
Net loss 2001
Loss before taxes 2001
September 11: incurred losses, net
September 11: imputed premium
Enron: incurred losses, net
Impairment losses on equity portfolio
Reserve strengthening (1st half 2001)
A&E: survival ratio up to 13.8 years
Restructuring costs

Converium Group: Invested assets
Conservative strategic asset allocation


3%
14%
33%
50%
Funds withheld asset
Fixed maturities (including short-term investments)
Equity securities
Real estate

Fixed income securities

- AAA/Aaa-rated: 70%
- A-rated or better: 95%

Funds withheld asset

- $1,599m expected increase due to premium receipts (Zurich Financing Agreement as at 30/06: $1,253m)
  - marginal credit risks
  - marginal duration mismatch risks
  - marginal currency mismatch risks
- Average yield (31/12/2001):5.3%

Converium Group: Reinsurance assets
Limited credit risks

Reinsurance assets as at 31/12/2001

$ 1,668m	Underwriting reserves substantial collateral in form of deposits, securities and/or letters of credit			
	$1,545m	Reserves for losses and loss adjustment expenses		
		$363m	Unicover Pool	
		$183m	subsidiaries of ZFS	
	$79m	Reserves for unearned premiums		
	$44m	Future life benefits		
$ 400m	Premiums and insurance balances receivable, net			
$ 523m	Funds held by reinsureds (offset clauses)			
$ 2,591m	Total reinsurance assets			

Converium Group: Loss Reserves
Strong reserve levels maintained

© Converium

Financial Results 2001
January Renewal 2002

March 18, 2002

Page 21



Net loss reserve developments ($m)
25
0
-25
-50
-75
-100
-125
13
-125
-112
30
39
-39
-124
Liability (Europe)
Liability & Umbrella (US, 1996-99)
1st half-2001 reserve strengthening
Aviation & Space (1998-2000)
Liability (Europe)
Liability & Umbrella (US, 1996-99)
Europe/Middle East: motor (2000 & prior)
Middle East: energy & property
A&E: survival ratio increased to 13.8 years
Net loss reserve development (2000 & prior)
Converium Group
Converium Zurich
Converium North America
Converium Cologne

Converium Group: Equity
Solid capitalization


Changes in equity ($m)
1'750
1'500
1'250
1'000
750
500
250
0
1'012
-14
-17
29
392
1'103
547
1'650
-59
18
-29
-10
1'570
Total equity 30/06/2001
Net loss 01/07-30/09
Change in unrealized gains
Change in currency translation adjustments
Imputed premium (Sept 11)
Formation transactions
Total equity 30/09/2001
Formation transactions
Total equity 01/10/2001
Net loss 01/10-31/12
Change in unrealized gains
Change in currency translation adjustments
Pension fund-liability
Total equity 31/12/01

Converium Group - Strong balance sheet to harvest in hardening markets

September 11	• ZFS caps liability at $289m
Asbestos & Environmental	• Practically no A&E exposure (below 1% of loss reserves gross) • Survival ratio: 13.8 years
Solid reserves	• Reserving-discipline maintained
Strong capitalization	• Equity: $1.6bn • S&P: A+ "strong"; A.M. Best: A "excellent"
Best practice	• Risk -, asset & liability-management • Disclosure



Converium Group
January Renewal 2002

Dirk Lohmann, Chief Executive Officer

converium
the next Re generation

Converium Group: Successful January renewal season 2002

- January 2002 renewal mostly confirmed industry's expectations
- Market hardening as a global phenomenon – primary markets tightening up, and terms and conditions improving in favor of reinsurers
- Impact of Bermuda capacity was limited – January 1, 2002 just too soon for some
- Clients tended to seek capacity from their existing relationships
- Converium was very well received by clients and brokers

Converium Group: Terrorism exclusions

- Reinsurance industry has taken a hard position on terrorism
- Wide-ranging exclusions across lines of business and geography, including property, liability, cyber-terrorism
- Where blanket exclusions were not implemented, Converium worked with clients to introduce limited coverage
- Government-sponsored solutions have generally not materialized
- Pressure mounting from the market to relax terrorism exclusions

- So far, the industry has succeeded to limit its terrorism exposure

Converium Group: Strong renewals and strong new business


100%
32%
68%
100%
27%
73%
25%
21%
119%
112%
Total before Jan 2002 renewal $2.6bn
Later renewal
Jan 2002 renewable
Jan 2002 renewable
Cancelled
Renewed
Price and share increases
New
Jan 2002 renewals completed
Total after Jan 2002 renewal $2.9bn

- Estimated in-force gross premiums written based on underwriters' reports

Converium Group: Reduced reliance on retrocession leads to stronger net premium growth

Retention ratio


85.40%
81.40%
77.80%
86.20%
1998
1999
2000
2001

Retention ratio = net premiums written divided by gross premiums written

- Additional increase in retention ratio expected for 2002
- Cat bonds used as alternative form of retrocession

Converium Group: Cat exposure - expected net loss for 250 year events below 15% of capitalization

($m)	US Earthquake	US Hurricane	Euro Windstorm	Japan Earthquake	Caribbean Hurricane
Gross	293.9	288	268.5	185.5	170.4
Traditional	85	85	85	85	65.4
Trinom	58.5	30.8	31.3	0	0
Net	150.4	172.2	152.2	100.5	105
Δ July 2001	-12.5	-1.3	-3.6	0	15
	Mexico Earthquake	**Switzerland Earthquake**	**Japan Typhoon**	**Australia Earthquake**	**Turkey Earthquake**
Gross	85.2	78.2	71.8	56	51.5
Traditional	20.2	13.2	10	6	1.5
Trinom	0	0	0	0	0
Net	65	65	61.8	50	50
Δ July 2001	-25	18.9	-10	-9.8	+44.5

- Exposure as of January 1, 2002 (after renewal)
- Net exposure down in some key areas, despite reduced reliance on retrocession

Converium Group: European storm – higher returns and reduced risk for 2002


25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Expected Return on Risk Adjusted Capital
Denmark
Switzerland
UK
Europe
Germany
France
100
200
300
Expected gross loss for 250 year return events ($m)
Legend:
2002
2001
2000

- Reduced exposure through increases in client retentions and active portfolio management
- Reduced exposure freeing up capacity for upcoming April 1 and July 1 renewals

Converium Group: Strong growth in specialty lines


By LoB after renewal
6.1%
6.6%
11.9%
19.5%
16.6%
5.5%
2.7%
10.3%
6.2%
2.7%
3.2%
8.7%
Growth during renewal
Liability
Professional Liability
Property
Motor
Credit & Surety
Workers Compensation
Aviation & Space
Accident & Health
Marine
Engineering
Specialized & other
Life
15%
26%
8%
11%
7%
-60%
65%
1%
16%
0%
44%
26%
-80 -60 -40 -20 0 20 40 60 80

Total in-force gross premiums written
$2,9bn based on underwriters' reports

- Increased focus on profitability led to reductions in workers' compensation

Converium Group: Growth focused on profitability not market share

By country after renewal


10.2%
4.3%
2.6%
20.3%
4.9%
10.9%
38.9%
4.8%
3.1%

Total in-force gross premiums written
$2,9bn based on underwriters' reports

Growth during renewal


Germany
France
UK
Rest of Europe
Far East
Near & Middle East
North America
Latin America
WW (Aviation)
0%
8%
31%
27%
12%
7%
-3%
9%
65%
-10
0
10
20
30
40
50
60
70%

- Achieved 22% growth in Switzerland during the renewal
- Increased underwriting activity in the UK due to current opportunities
- Germany unchanged due to re-underwriting actions
- North America with slight decrease due to strict underwriting discipline

Converium Group: Profitability through disciplined pricing approach

Return on Risk Adjusted Capital (RoRAC) is the yardstick

Threshold* pre-tax RoRAC			If transaction does not reach threshold:
Payback	≥20.0%	Required above average RoRAC to compensate for soft market	Selective non-renewal
Target	18.7%	Average sustainable RoRAC required by management	Approval by chief underwriter
Hurdle	15.3%	Minimum admissible RoRAC	Sign-off by CEO

- RAC allocated by treaty, layer, client and underwriter
- Strict focus on underwriting profitability maintained
- Expected January 1, 2002 portfolio profitability above target threshold

*Illustrative thresholds apply to Converium Zurich

Converium Group: Enhanced terms of trade improve underwriting profitability

	Average commission reduction (%)	Underlying rate increase (%)
Property Far East	-5 to -10pts	+30 to +80%
Liability Far East	-5pts	0 to +10%
Professional Liability UK	-6.5pts	+10 to +50%
D&O USA	-5pts	+50%
E&O USA	-5pts	+10 to 50%
Property Italy	-7pts	+20 to 80%
Motor France	-3.5pts	+3%
Credit & Surety Europe	-1 to -3pts	+10%
Engineering	-2.5pts	+15 to 100%
Property Eastern Europe	-5 to -10pts	+10 to +50%
Industrial Property Germany	-5 to -10pts	+50 to 150%

Converium Group: Enhanced terms of trade improve underwriting profitability

Illustrative example: Motor – Quota Share

	2001	2002		
		A	B	Combined
		3 points decrease in commission	10% rate increase	Rate increase & commission decrease
Number of policies	200'000	200'000	181'818	181'818
Premiums per policy	220	220	**242**	**242**
Total premiums	44'000	44'000	44'000	44'000
Commissions & Expenses	8'800	7'500	8'800	7'500
Claims	34'000	34'000	30'900	30'900
Underwriting result	**1'200**	**2'500**	**4'300**	**5'600**
Loss Ratio	77.3%	77.3%	70.2%	70.3%
Commission & Expense Ratio	20.0%	**17.0%**	20.0%	**17.0%**
Underwriting Combined Ratio	97.3%	94.3%	90.2%	87.3%
Risk Adjusted Capital	20'000	20'000	**18'000**	**18'000**
RoRAC	**6.0%**	**12.5%**	**23.9%**	**31.1%**

When do price increases flow through to the bottom line?

Underwriting years (premiums written)


2000
2001
2002
2003
Hardening Market
Hard Market

Accounting years (premiums earned)


2000
2001
2002
2003
U/W YEAR 2000
U/W YEAR 2001
U/W YEAR 2002

Simplifying assumptions: renewals spread evenly throughout the year, and all policy durations equal to one year.

2001 – Set the stage for a strong 2002

Market Review

- Reserve adequacy – issue of concern for the industry
- Hardening that accelerated throughout the year
- 2001 loss experience served to accentuate the trend, even before September 11

Converium

- IPO accomplished against aggressive timeline
- Remained focused on implementing our strategy
- Independence well received by clients and brokers
- Financials in line with our expectations at the time of the IPO
- Balance sheet integrity maintained
- Ready for today's market

Appendix

Converium Zurich: Premium development

By LoB after renewal

Growth during Renewal


12.0%
4.6%
12.9%
5.4%
2.2%
3.2%
19.2%
19.4%
0.3%
13.3%
7.6%
Liability
Professional Liability
Property
Motor
Credit & Surety
Workers Compensation
Aviation & Space
Accident & Health
Marine
Engineering
Specialized & other
55%
53%
10%
8%
17%
10%
65%
-16%
21%
-2%
63%
-40
-20
0
20
40
60
80%

Total in-force gross premiums written
$1,6bn based on underwriters' reports

Converium Zurich: Premium development (cont'd)

By country after renewal


0.8%
3.6%
37.4%
10.1%
8.7%
1.7%
10.4%
8.2%
19.0%
Germany
France
UK
Rest of Europe
Far East
Near & Middle East
North America
Latin America
WW (Aviation)

Growth during renewal


-8%
-2%
31%
20%
11%
12%
27%
7%
65%
-10 0 10 20 30 40 50 60 70 %

Total in-force gross premiums written
$1,6bn based on underwriters' reports

Converium North America: Premium development

By LoB after renewal


7.0%
1.0%
10.0%
8.0%
5.0%
24.0%
18.0%
16.0%
11.0%
Liability
Professional Liability
Property
Motor
Credit & Surety
Workers Compensation
Accident & Health
Marine
Specialized & other

Growth during renewal


1%
2%
-4%
23%
-14%
-61%
9%
6%
8%
-80
-60
-40
-20
0
20
40%

Total in-force gross premium written
$910m based on underwriters' reports

Converium Cologne: Premium development


By LoB after renewal
0.9%
3.6%
6.1%
13.8%
39.6%
15.5%
20.4%
Liability
Property
Motor
Accident & Health
Marine
Engineering
Specialized & other
Growth during renewal
-15%
28%
-14%
13%
15%
15%
16%
-20
-10
0
10
20
30
40%

Total in-force gross premium written
$250m based on underwriters' reports

Converium Cologne: Premium development (cont'd)

By country after renewal


23.0%
32.0
9.0%
5.0%
20.0%
11.0%
Germany
France
Scandinavia
Eastern Europe
Rest of Europe
Near & Middle East

Total in-force gross premium written
$250m based on underwriters' reports

Growth during renewal


-6%
21%
56%
13%
31%
5%
-10
0
10
20
30
40
50
60
70 %

Converium Life: Premium development

By country after renewal

Growth during renewal


8.0%
18.0%
28.0%
5.0%
3.0%
3.0%
3.0%
32.0%
Germany
France
UK
Italy
Far East
Near & Middle East
North America
Latin America
28%
143%
82%
39%
14%
6%
5%
27%
0
20
40
60
80
100
120
140
160 %

Total in-force gross premiums written
$180m based on underwriters' reports

Converium Group: Directors & Officers reinsurance - exposure limited

- Our current estimate of ultimate loss ratios for the largest US-based D&O writers from 1997-2000:

1997: 100%	1998: 130%	1999: 150%	2000: 150%

- Three of these companies came up for renewal at July 1, 2001, comprising total gross ceded premium of approximately $300mm.
- The market supported terms we believe would yield ROEs that are slightly negative at best. Consequently, we declined each of these programs.
- The fourth account was an April 1, 2001 renewal to us where we participate in a high excess position. We feel that the attachment point, structure and level of downside protection will yield an ROE in the range of 15-17%.
- In light of prior years' results and the current environment for D&O, we anticipate a significant hardening of reinsurance terms at July 1st 2002.
- Our D&O/E&O exposure is a well-diversified book of domestic and international, small-cap, primary, mid-attachment and high excess business.

Converium Strategy – Management Principles

Focus	Global Platform	Financial Discipline	Capital Markets Tools	Targeted Expansion	Life	Strategic Alliances

Focus	• Capitalize on underwriting skills, innovation and global expertise to achieve long term value creation
Global Platform	• Leverage fully integrated global business model to provide value added client solutions and drive down costs
Financial Discipline	• Maintain strong underwriting discipline and profitability focus

Converium Strategy – Growth Drivers

Focus | Global Platform | Financial Discipline | Capital Markets Tools | Targeted Expansion | Life | Strategic Alliances

Capital Markets Tools
- Implement capital markets tools to optimize capital efficiency and profitability

Targeted Expansion
- Expand our position in attractive markets through focus, innovation and opportunistic use of capital

Life
- Grow our life reinsurance business to a substantial part of our portfolio

Strategic Alliances
- Generate additional business through long-term strategic alliances

converium

the next Re generation

[PRESS RELEASE TO COME]

Converium Holding Ltd
Baarerstrasse 8
6300 Zug
Switzerland
Phone +41 1 639 9335
Fax +41 1 639 9334

Converium Ltd
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland
Phone +41 1 639 9393
Fax +41 1 639 9090

Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax +49 221 539 2022

Converium Reinsurance (North America) Inc.
Corporate Offices
Headquarters
One Chase Manhattan Plaza
New York, NY 10005
US
Phone +1 212 898 5000
Fax +1 212 898 5



DRAFT

financial statements

Investor Information

Shareholders' Meeting

The Annual General Meeting will be held at 10:00 a.m. local time on Tuesday, April 30, 2002 at the Kongresshaus in Zurich, Switzerland.

Transfer Agent & Registrar

For ADS traded on New York Stock Exchange

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
Telephone: +1 646 885 3300

Auditors

PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
Postfach 634
8035 Zürich
Telephone: +41 1 630 1111
Fax: +41 1 630 1115

Stock Trading

Converium Ltd. common shares started trading on December 11, on the Swiss Stock Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

Fourth Quarter 2001:

Swiss Stock Exchange	High	82.10	Low	79.00
New York Stock Exchange	High	24.70	Low	23.02

Investor Relations Contact

Zuzana Drozd
Head of Investor Relations
Telephone: +41 1 639 9120
E-mail: zuzana.drozd@converium.com

Contents

Converium Group

Converium Holding Ltd

Selected financial and other data

We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The following selected financial data highlights selected information that is derived from our financial statements found later in this annual report, which have been audited by PricewaterhouseCoopers Ltd, independent auditors.

Income statement data
Revenues
(US$ million, except per share information)

Year ended December 31	2001	2000	1999	1998
Gross premiums written	2,881.2	2,565.8	1,928.7	1,458.8
Less ceded premiums written	–398.6	–569.8	–358.5	–213.7
Net premiums written	2,482.6	1,996.0	1,570.2	1,245.1
Net change in unearned premiums	–187.4	–134.5	–168.7	–17.7
Net premiums earned	2,295.2	1,861.5	1,401.5	1,227.4
Net investment income	228.7	176.0	214.0	255.4
Net realized capital (losses) gains	–18.4	83.7	76.3	78.9
Other (loss) income	–5.8	29.3	22.1	24.8
Total revenues	2,499.7	2,150.5	1,713.9	1,586.5

Benefits, losses and expenses

Total losses, loss adjustment expenses and insurance benefits	–2,300.5	–1,604.5	–1,138.7	–917.3
Total costs and expenses	–678.7	–587.5	–470.6	–484.7
Amortization of goodwill	–7.8	–7.3	–6.2	–6.2
Restructuring costs	–50.0	—	—	—
Total benefits, losses and expenses	–3,037.0	–2,199.3	–1,615.5	–1,408.2
(Loss) income before taxes	–537.3	–48.8	98.4	178.3
Income tax benefit (expense)	169.9	19.5	–40.6	–62.0
Net (loss) income	–367.4	–29.3	57.8	116.3

(Loss) earnings per share

Number of shares (millions) (1)	40	40	40	40
Basic (loss) earnings per share	–9.18	–0.73	1.45	2.91
Diluted (loss) earnings per share	–9.18	–0.73	1.45	2.91

Balance sheet data
(US$ million)

As of December 31	2001	2000	1999	1998
Total invested assets	4,915.9	4,349.7	4,232.8	3,898.1
Total assets	9,706.5	8,321.3	6,916.0	6,290.9
Insurance liabilities	7,677.9	6,486.6	5,048.9	4,409.9
Debt	197.0	196.9	196.8	196.7
Total liabilities	8,135.7	7,232.9	5,694.6	5,060.6
Total equity	1,570.8	1,088.4	1,221.4	1,230.3

Other data
(US$ million)

Year ended December 31	2001	2000	1999	1998
Net premiums written by segment:				
Converium Zurich	1,185.0	818.3	569.5	439.9
Converium North America	898.4	844.7	677.3	533.3
Converium Cologne	257.8	218.6	238.6	209.3
Converium Life	141.4	114.4	84.8	62.6
Total net premiums written	2,482.6	1,996.0	1,570.2	1,245.1
Non-life combined ratio	128.9%	116.9%	112.5%	111.8%

(1) Immediately following the Transactions, we had 40,000,000 shares outstanding. Therefore, these shares are considered outstanding for all prior periods presented.

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements.

Overview

Converium Holding Ltd and subsidiaries ("Converium Group") is a leading global professional reinsurer which offers a full range of traditional non-life and life reinsurance products as well as innovative "non-traditional" solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers' compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance.

Converium Group was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services through a series of transactions ("Transactions"). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the "Master Agreement") which sets forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering ("IPO"), which date represented the legal separation from Zurich Financial Services. Zurich Financial Services' remaining 12.5% interest in Converium Group was sold in January 2002.

Subsequent to the initial public offering, Converium Group has operated as an independent company. However, under the Master Agreement, Converium Group has several ongoing business relationships with Zurich Financial Services, as described in the notes to the financial statements.

Based on calendar year 2000 third-party net premiums written, Converium Group ranks among the ten largest global reinsurers. Converium Group is rated "A" (Excellent) by A.M. Best Company, Inc., "A+" (Strong) by Standard & Poor's Corporation and "A1" (Good) by Moody's Investors Service, Inc.

Results of operations
(US$ million)

Year ended December 31	2001	2000	1999
Net (loss) income	–367.4	–29.3	57.8

We reported a net loss of US$ 367.4 million for the year ended December 31, 2001 compared to a net loss of US$ 29.3 million for 2000. As discussed below, pre-tax losses of US$ 289.2 million were recognized for the September 11 terrorist attacks, net adverse loss development of US$ 123.6 million pre-tax was recorded related to accident years 2000 and prior, US$ 67.0 million in pre-tax losses were incurred relating to the Enron Chapter 11 reorganization and US$ 28.5 million in ceded premiums were recorded for September 11 terrorist attacks and other coverages from Zurich Financial Services.

In addition, the net loss included US$ 82.5 million in pre-tax charges against income for publicly traded equity investments that were impaired. The impairment charges reflect continued deterioration in global stock markets, particularly in North America. As a result of these charges, our gross pre-tax unrealized losses in our equity portfolio declined from US$ 65.9 million at December 31, 2000 to US$ 25.1 million at December 31, 2001 and our net pre-tax unrealized position improved from a loss of US$ 1.3 million at December 31, 2000 to a gain of US$ 22.1 million at December 31, 2001.

The above charges were offset by a tax benefit of US$ 169.9 million in 2001 compared to a benefit of US$ 19.5 million in 2000.

We reported a net loss of US$ 29.3 million for 2000 compared to a net income of US$ 57.8 million in 1999, a decrease of US$ 87.1 million. This decrease was primarily due to increased losses and loss adjustment expenses, including significant adverse loss development from prior years, reduced net investment income and net realized capital gains. This was partially offset by an income tax benefit of US$ 19.5 million in 2000 as compared to an income tax expense of US$ 40.6 million in 1999.

The components of net income are described below.

Reinsurance results

(US$ million) Year ended December 31	2001	2000	1999
Gross premiums written	2,881.2	2,565.8	1,928.7
Net premiums written	2,482.6	1,996.0	1,570.2
Net premiums earned	2,295.2	1,861.5	1,401.5

Our gross premiums written for the year ended December 31, 2001 were US$ 2,881.2 million compared to US$ 2,565.8 million for the year ended December 31, 2000, representing an increase of US$ 315.4 million, or 12.3%. Net premiums written in 2001 were US$ 2,482.6 million compared to US$ 1,996.0 million for 2000, representing an increase of US$ 486.6 million, or 24.4%. The increase in gross premiums written is less than the increase in net premiums written partially due to the elimination of certain treaties where Converium North America assumed the risk and then retroceded material amounts to other reinsurers.

The increase in net premiums written in 2001 was driven predominately by increasing our share of clients' business upon renewal and new business written by Converium Zurich, which had an increase in net premiums written of US$ 366.7 million. This was primarily due to growth in proportional business including motor (US$ 83.8 million), multi-peril (US$ 58.1 million), aviation and space (US$ 76.9 million), property (US$ 40.0 million) and liability (US$ 26.2 million) lines of business.

The above premium growth was offset by reduced premium volume due to the non-renewal of certain treaties in 2001 that did not meet our underwriting performance targets, primarily in the liability lines.

Our gross premiums written in 2000 were US$ 2,565.8 million, compared to US$ 1,928.7 million in 1999, representing an increase of US$ 637.1 million, or 33.0%. Our net premiums written in 2000 were US$ 1,996.0 million, compared to US$ 1,570.2 million in 1999, representing an increase of US$ 425.8 million, or 27.1%. Our premium growth in 2000 compared with 1999 was primarily driven by the traditional non-life reinsurance treaty business. This growth originated predominately from Converium Zurich, where net premiums written increased by US$ 248.8 million, or 43.7%, split between proportional and non-proportional business, and Converium North America, where net premiums written increased by US$ 167.4 million, or 24.7%, primarily in the traditional treaty business.

Our net premiums earned for 2001 were US$ 2,295.2 million compared to US$ 1,861.5 million for 2000, representing an increase of US$ 433.7 million, or 23.3%. Our net premiums earned in 2000 were US$ 1,861.5 million compared to US$ 1,401.5 million in 1999, representing an increase of US$ 460.0 million, or 32.8%. These increases reflect our growth in net premiums written.

(US$ million) Year ended December 31	2001	2000	1999
Losses and loss adjustment expenses and life benefits	–2,300.5	–1,604.5	–1,138.7
Non-life loss ratio (to premiums earned)	99.7%	86.6%	79.9%
Adjusted non-life loss ratio (to adjusted premiums earned)	76.6%	82.9%	89.7%

Our losses and loss adjustment expenses and life benefits incurred in 2001 were US$ 2,300.5 million compared to US$ 1,604.5 million in 2000, an increase of US$ 696.0 million, or 43.4%. The adjusted non-life loss and loss adjustment expense ratio was 76.6% in 2001, compared to 82.9% and 89.7% in 2000 and 1999, respectively. The adjusted ratio was calculated excluding the impact of the following loss events: September 11 terrorist attacks, including the related ceded premium to Zurich Financial Services, Enron Chapter 11 reorganization, and net reserve development.

September 11 terrorist attacks: The September 11 terrorist attacks in the United States represent the largest loss event in the insurance industry's history. As of December 31, 2001, we recorded gross losses and loss adjustment expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were US$ 289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers' compensation, life and third-party liability lines of business. Our gross estimates are subject to adjustment as more information becomes known and as claims are received.

Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11 terrorist attacks at US$ 289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Germany with regard to losses arising out of the September 11 attacks in excess of the US$ 289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services' units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

Management's discussion and analysis of financial condition and results of operations (continued)

Enron Chapter 11 reorganization: On December 2, 2001, Enron Corporation announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization. We recorded US$ 67.0 million in losses as of December 31, 2001, representing our aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, from liability lines of business in the Converium Zurich and Converium North America operating segments.

In the first half of 2001, we strengthened our reserves by US$ 112.0 million. In the second quarter of 2001, we retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. The review began during the second quarter of 2001 and was completed in the third quarter of 2001. The independent analysis reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most of fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and our own evaluations of these new developments, additional provisions of US$ 112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. The adverse loss development mainly related to general liability, commercial auto liability and umbrella treaty business written in 1996 through 1999. The net amounts of reserve development by segments were US$ 125.0 million of adverse development at Converium North America offset by US$ 13.0 million of net positive development at Converium Zurich.

In the second half of 2001, we recorded an additional US$ 11.6 million of net adverse loss reserve development based on our year end review of non-life reserves. Converium Cologne strengthened its asbestos and environmental reserves by US$ 11.5 million, in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at December 31, 2001. Converium Cologne also performed an in-depth analysis of its European and Middle East non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional US$ 20.0 million in reserves were recorded for European and Middle East motor lines for years 2000 and prior. Converium Cologne also recorded an additional US$ 9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of US$ 39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by US$ 69.0 million, reflecting positive development of US$ 30.0 in aviation and space, primarily on non-proportional treaty business for the years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

In addition to the adverse loss development discussed above, in the fourth quarter of 2001 Converium Cologne recorded a loss of US$ 26.8 million for liability and recall costs related to the withdrawal of a German cholesterol-reducing drug (Bayer Lipobay®, or Baycol®).

Our losses and loss adjustment expenses and life benefits in 2000 were US$ 1,604.5 million compared to US$ 1,138.7 million in 1999, representing an increase of US$ 465.8 million, or 40.9%. This increase resulted principally from the 32.8% increase in our net premiums earned, and from adverse development of US$ 19.6 million from the 1999 European winter storms *Anatol*, *Lothar* and *Martin*, and US$ 45.8 million of net adverse development in other lines of business. The net amounts of reserve development by segments were US$ 81.0 million of adverse development at Converium North America, US$ 25.4 million of adverse development at Converium Cologne and US$ 41.0 million of net positive development at Converium Zurich.

(US$ million) Year ended December 31	2001	2000	1999
Underwriting acquisition costs	–508.1	–454.4	–340.3
Operating and administration expenses	–146.4	–116.0	–112.8
Non-life underwriting expense ratio (to premiums earned)	23.2%	23.9%	25.2%
Non-life administration expense ratio (to premiums written)	6.1%	6.4%	7.4%
Adjusted non-life underwriting expense ratio (to adjusted premiums earned)	22.9%	23.9%	25.2%
Adjusted non-life administration expense ratio (to adjusted premiums written)	6.0%	6.4%	7.4%

Our underwriting acquisition costs primarily relate to commissions on treaty and individual risk business, and in 2001 were US$ 508.1 million compared to US$ 454.4 million in 2000, representing an increase of US$ 53.7 million, or 11.8%. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio in 2001 was 23.2%, compared to 23.9% in 2000. This decrease is due to a lower underwriting expense ratio in Converium Zurich and the non-renewal by Converium Cologne of several contracts with high commissions.

Our underwriting acquisition costs were US$ 454.4 million in 2000 compared to US$ 340.3 million in 1999, representing an increase of US$ 114.1 million, or 33.5%. This was in line with our growth in net premiums earned of 32.8%. The underwriting acquisition cost ratio declined to 23.9% in 2000, compared to 25.2% in 1999. This decline was driven by lower commissions on structured/finite business in Converium North America and property and motor business in Converium Cologne.

Our operating and administration expenses in 2001 were US$ 146.4 million compared to US$ 116.0 million in 2000, representing an increase of US$ 30.4 million, or 26.2%. This increase was the result of growth and an increased cost level required for new functions and departments required as an independent company, such as treasury, investor relations and communications. In addition, various costs related to the initial public offering, such as share-based compensation, increased operating and administration expenses in 2001. Despite the increase in operating and administration expenses, the administration expense ratio declined to 6.1% in 2001, compared to 6.4% in 2000.

Our operating and administration expenses were US$ 116.0 million in 2000 compared to US$ 112.8 million in 1999, representing an increase of US$ 3.2 million, or 2.8%. The increase primarily related to increased headcount and related overhead costs and increased information technology costs to support our growth.

Investment results
(US$ million)

Year ended December 31	2001	2000	1999
Net investment income	228.7	176.0	214.0
Net realized capital (losses) gains	–18.4	83.7	76.3
Total investment results	210.3	259.7	290.3
Average realized investment yield (pre-tax)	4.3%	5.9%	6.8%

*Investment results are an important part of our overall profitability. We reported net investment income of US$* 228.7 million for 2001 as compared to US$ 176.0 million for 2000, an increase of US$ 52.7 million or 29.9%. The increase is from Converium Zurich, primarily due to the Funds Withheld Asset/Zurich Financing Agreement explained more fully below.

Our net investment income was US$ 176.0 million in 2000 compared to US$ 214.0 million in 1999, representing a decrease of US$ 38.0 million, or 17.8%. The decrease in net investment income primarily related to lower returns attributed to the Zurich Financing Agreement.

Prior to the Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. The Zurich Financing Agreement provided for interest based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich's investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component.

Effective January 1, 2001, the Zurich Financing Agreement was amended to provide a fixed interest return. Effective July 1, 2001, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. The interest payable to Converium Zurich on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset as of July 1, 2001 and reflected the estimated duration of the underlying reinsurance liabilities as of that date. For 2001 the weighted average interest rate based on the currency mix on the Funds Withheld Asset was 5.4% and at December 31, 2001, the weighted average interest rate was 5.3%.

If we had obtained the 5.4% weighted average interest rate on the average of the beginning and ending balance under the Zurich Financing Agreement in 2000, our investment income in 2000 on a pre-tax basis would have been approximately US$ 30 million higher.

Management's discussion and analysis of financial condition and results of operations (continued)

We had net realized capital losses in 2001 of US$ 18.4 million, compared to net realized capital gains of US$ 83.7 million in 2000 and US$ 76.3 million in 1999. The decrease of US$ 102.1 million in 2001 reflected US$ 82.5 million of impairment losses on our equity portfolio following continued deterioration in global stock markets, particularly in the telecommunications and technology sectors in North America where market values were substantially below our cost for a number of months, and where we did not expect values to recover in the near term.

The average pre-tax realized investment yields of our investment portfolio for the years ended December 31, 2001, 2000 and 1999 were 4.3%, 5.9%, and 6.8%, respectively. The average pre-tax yield is calculated by dividing net investment income and net realized capital gains (losses) for the period by the average of the beginning and period end investment balances (including cash and cash equivalents). The declines in the average pre-tax realized yield in 2001 and 2000 mainly reflect poorly performing stock markets as well as a continued decline in interest rate levels as described above for the Zurich Financing Agreement.

Other
(US$ million)

Year ended December 31	2001	2000	1999
Other (loss) income	–5.8	29.3	22.1
Interest expense	–24.2	–17.1	–17.5
Amortization of goodwill	–7.8	–7.3	–6.2
Restructuring costs	–50.0	—	—

Our other income in 2001 was negative US$ 5.8 million compared to other income of US$ 29.3 million in 2000, representing a decrease of US$ 35.1 million. Reasons for this decrease include the decline in the market value of our investments in private equity funds of US$ 6.2 million relative to 2000, interest expense of US$ 6.7 million on an aggregate excess of loss cover purchased by Converium North America in 2001, with the balance primarily representing reduced interest income on third-party reinsurance deposits.

We reported other income of US$ 29.3 million in 2000 compared to US$ 22.1 million in 1999, representing an increase of US$ 7.2 million, or 32.6%. The increase in other income in 2000 was primarily due to interest income on third party reinsurance deposits.

Our interest expense in 2001 was US$ 24.2 million compared to US$ 17.1 million in 2000 and US$ 17.5 million in 1999. The increase in 2001 of US$ 7.1 million, or 41.5%, is principally due to an increase in short-term borrowings from Zurich Financial Services, which had a higher average amount outstanding during 2001.

Amortization of goodwill in 2001 was US$ 7.8 million compared to US$ 7.3 million in 2000 and US$ 6.2 million in 1999. Restructuring costs in 2001 were US$ 50.0 million. The restructuring charges include the costs and expenses of the Transactions, including advisors' fees, retention plan costs expensed in 2001 and stamp duty taxes in Switzerland. Any restructuring costs relating to the Transactions in excess of this amount will be borne by Zurich Financial Services.

Financial Condition

Invested Assets and Cash and Cash Equivalents

Our assets are invested with the objective of maximizing investment returns consistent with appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated duration of the reinsurance liabilities they support. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issue or issuer. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets.

As of December 31, 2001, the carrying value of our investment portfolio was US$ 4.9 billion.

Fixed Maturities

As of December 31, 2001, our fixed maturities portfolio, excluding the Funds Withheld Asset, had a carrying value of US$ 2.3 billion and represented 47.4% of our total investment portfolio, excluding the Funds Withheld Asset, or 79.9% including the Funds Withheld Asset. This represents an increase in carrying value of US$ 95.2 million, or 4.3%, from December 31, 2000, or an increase of US$ 358.5 million, or 10.0%, including the Funds Withheld Asset (described more fully below).

Our fixed income investments are actively managed by external investment managers and their performance is measured against benchmarks. We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid. We invest in securities based on the currency and the estimated duration of our reinsurance liabilities.

Most of our fixed income securities are rated by Standard & Poor's, Moody's or similar rating agencies. As of December 31, 2001, approximately 95% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 70% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio based on carrying value by scheduled maturity as of December 31, 2001.

As of December 31, 2001	US$ million	% of total
Due after one year through five years	691.5	29.7%
Due after five years through ten years	585.7	25.1%
Due after ten years	313.7	13.4%
Mortgage and asset-backed securities	740.5	31.8%
Total	2,331.4	100.0%

Equity Securities

As of December 31, 2001, our equity securities portfolio had a carrying value of US$ 701.4 million. This represents an increase in carrying value of US$ 90.4 million, or 14.8%, from December 31, 2000. This increase is primarily due to an investment in PSP Swiss Property AG. As of December 31, 2001, equity securities comprised approximately 14.3% of our investment portfolio.

Substantially all of our equity portfolio consists of listed securities. We seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. The equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2001, no single equity security represented more than 10% of our equity securities portfolio.

Funds Withheld Asset/Zurich Financing Agreement

Prior to the Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement.

The transfer of Converium Zurich's business to Converium Ltd was effected by means of the Quota Share Retrocession Agreement, effective July 1, 2001. In addition, on that date, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. Its initial balance was US$ 1.3 billion, which was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies.

The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. We expect that the balance of the Funds Withheld Asset will have decreased by at least half within three years. However, business historically written on the Zurich Financial Services balance sheets will be renewed and written on the Converium Ltd balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium Ltd balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Management's discussion and analysis of financial condition and results of operations (continued)

As of December 31, 2001, the Funds Withheld Asset was US$ 1.6 billion. The increase was substantially due to premiums receipts.

Short-Term Investments

As of December 31, 2001, our investment portfolio included short-term investments with a carrying value of US$ 89.5 million. These investments represented 1.8% of our total investment portfolio. Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2001, none of our short-term investments portfolio is restricted as to its use.

Other Investments

As part of our overall investment strategy, we make investments that are generally referred to as alternative investments, principally private equity funds. For this purpose, we use the term private equity funds to refer to passive, structured investments, generally in the legal form of limited partnerships, managed by third-party investment managers. Such investments include Insurance Partners, L.P., and Capital Z Financial Services Fund II, L.P.

Our exposure to private equity fund investments as of December 31, 2001 was approximately US$ 70.0 million. This figure represents the sum of the fair market value of invested capital and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately US$ 15.3 million.

In late 2001, Converium Ltd acquired from subsidiaries of Zurich Financial Services approximately US$ 139.4 million of residential and commercial rental properties. As of December 31, 2001, we had US$ 143.3 million of investments in real estate, most of which were located in Switzerland. Our real estate portfolio represented 2.9% of our total investment portfolio.

Reinsurance Assets

Retrocession agreements do not relieve us from our obligations to the reinsureds from whom we assume business. Accordingly, we are exposed to the credit risk of our retrocessionaires. We hold substantial collateral as security under retrocessional agreements in the form of deposits, securities and/or letters of credit. As of December 31, 2001, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.7 billion on paid and unpaid losses and loss adjustment expenses and unearned premium reserve balances, which includes recoverables totaling US$ 362.9 million related to the Unicover Pool. On an individual basis, none of the recoverables from these retrocessionaires exceeds 10% of equity. Recoverables from subsidiaries of Zurich Financial Services total 11.7% of equity at December 31, 2001. Recoverables from one other third-party retrocessionaire were 16.5% of equity at December 31, 2001. Such retrocessionaire is rated AA+ by Standard & Poor's. There were no other recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2001.

Liabilities

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense reserves of US$ 5.7 billion at December 31, 2001, compared to US$ 4.5 billion at December 31, 2000, an increase of US$ 1.2 billion, or 25.6%. The increase in our reserve position is due to reserves on new business written in 2001, as well as reserves for the September 11 terrorist attacks, adverse loss development and Enron reorganization described above. Gross reserves for future life benefits were US$ 252.0 million at December 31, 2001 compared to US$ 162.0 million at December 31, 2000.

Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. We estimate our loss and loss adjustment reserves on the basis of the facts available at the time the loss and loss adjustment expense reserves are established and use actuarial methodologies which are commonly used in our industry. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

Debt Outstanding

As of December 31, 2001, we had total debt outstanding with a principal amount of US$ 200.0 million and a carrying amount of US$ 197.0 million. This debt matures on October 15, 2023 and bears interest at the rate of 7.125%. There are no scheduled debt repayments until maturity.

We have provided guarantees or commitments of US$ 150.0 million to external parties which require us to, under certain circumstances, make capital contributions or provide equity financing. We know of no event that would require us to satisfy these guarantees.

In addition, irrevocable letters of credit in the face amount of US$ 277.5 million were outstanding as of December 31, 2001. We employ these letters of credit principally to secure certain assumed reinsurance contracts. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit.

Shareholders' Equity

As of December 31, 2001, we had total shareholders' equity of US$ 1.57 billion, compared to US$ 1.09 billion as of December 31, 2000. The increase in 2001 is due to additional capital received in conjunction with the IPO. Shareholders' equity declined from the US$ 1.65 billion that we reported immediately after the Transactions. This decrease is comprised of a net loss of US$ 59 million, a loss of US$ 29 million in our currency translation account, and a decrease in equity of US$ 10 million for a pension adjustment, offset by an increase in unrealized gains on investments of US$ 18 million. The US$ 1.65 billion of equity included US$ 51 million of income from the effect of certain of the Transactions that occured on October 1, 2001. Accordingly, our net loss for the period October 2, 2001 to December 31, 2001 was US$ 59 million.

We believe that our capital, liquidity, and borrowing ability is sufficient to support our business and meet our present liquidity requirements.

Liquidity and Capital Resources

Liquidity Requirements

Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements and for paying reinsurance and insurance claims, which could periodically include significant cash requirements for those related to catastrophic events.

Dividends from Subsidiaries

As a holding company, Converium Holding Ltd relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium Holding Ltd is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which Converium Group entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of Converium Group entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements imposed by regulators in the countries in which the entities operate.

The maximum dividend payable to Converium Holding Ltd without regulatory approval for all of our subsidiaries amounted to approximately US$ 256.0 million as of December 31, 2001. The maximum dividend that Converium Holding Ltd is able to pay in 2002, before withholding tax, is approximately US$ 273.0 million as of December 31, 2001.

Cash Flows and Liquidity Sources

(US$ million) Year ended December 31	2001	2000	1999
Cash provided by (used in) operating activities	311.5	-33.2	243.9

We held cash and cash equivalents of US$ 420.5 million as of December 31, 2001 compared to US$ 121.9 million as of December 31, 2000, representing an increase of US$ 298.6 million, or 245.0%. This increase was due to capital contributions received prior to the initial public offering, which remained in cash as of December 31, 2001.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses.

We have generated cumulative net cash inflows from operating activities over the last three years. During 2001, 2000 and 1999, our net cash flows from operating activities comprised of positive cash flow of US$ 311.5 million in 2001, negative cash flow of US$ 33.2 million in 2000 and positive cash flow of US$ 243.9 million in 1999. The US$ 344.7 million increase in operating cash flows in 2001 was mainly due to increases in premium receipts that we invested to support our growing loss reserves. The US$ 277.1 million decrease in operating cash flows 2000 was mainly due to lower recoveries of ceded losses.

As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year.

Management's discussion and analysis
of financial condition and results of operations (continued)

For example, our operating cash flows were adversely affected in 2001 by the events of September 11. We expect that a significant portion of the cash outflows relating to these events will occur over a period of two to five years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next five years.

We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement. We are, however, entitled to receive cash advances with respect to the Funds Withheld Asset under certain circumstances, which we expect will help meet significant cash requirements, such as those after a catastrophic event.

In particular, we are entitled to borrow cash from Zurich Insurance Company ("ZIC") if we have eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement and exceeding US$ 25 million. The amount we may borrow as a result of any one event or series of related events is limited to the lesser of US$ 90 million, or our actual losses from the event. We are entitled to request multiple advances. However, we may not borrow more than the Funds Withheld Asset balance and the aggregate amount of outstanding advances at any one time is limited to between US$ 150 to US$ 180 million in 2002, and between US$ 105 to US$ 135 million from January to September 2003. We may not request advances beyond September 30, 2003 unless we agree otherwise with ZIC. Under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us in whole or in part as of the end of any calendar quarter.

New Accounting Standards

The Financial Accounting Standards Board ("FASB") has issued the following new standards, which we will be required to adopt in the future:

SFAS 142, "Goodwill and Other Intangible Assets"

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing *of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes* that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This standard is effective for fiscal years beginning after December 15, 2001.

Except for the reduction of future amortization of goodwill, adoption of SFAS No. 142 is not expected to impact our financial condition or results of operations. Amortization of goodwill was US$ 7.8 million, US$ 7.3 million and US$ 6.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

SFAS 143, "Accounting for Asset Retirement Obligations"

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. This standard will not have a material impact on our financial condition.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

This standard is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial condition because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. As a result, we cannot determine the potential effects that adoption of SFAS No. 144 will have on our financial condition with respect to future disposal decisions.

Qualitative and Quantitative Disclosures About Market Risks

As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks.

We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

We principally manage our long-term market risks through a procedure we refer to as *asset/liability management*, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop Group-wide ALM processes to manage our aggregate financial risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our invested assets.

To help manage our aggregate exposure to concentration and credit risks, we analyze, through communication with our asset managers, the concentration of our risk by issuer, rating category and industry. Our Group Executive Committee reviews these concentrations and credit risks on a quarterly basis.

Sensitivity Analyses for Invested Assets

Approximately 95% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This in turn may lead us to report more volatile shareholders' equity on our balance sheet than we believe may economically be the case.

The following risk analyses do not take into account that assets and liabilities are actively managed and that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

We have based our computations of prospective effects of hypothetical interest rate changes on numerous assumptions. Because these computations are based on assumptions, they should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Interest Rate Risk

Our investment assets are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential total exposure of our net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of US$ 73.5 million, which represents approximately 4.7% of our total shareholders' equity as of December 31, 2001.

As of December 31, 2001, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders' equity, as we account for debt at amortized cost, not fair value.

Equity Market Risk

We hold 14.3% of our invested assets in equity securities which are subject to equity market risk. Our equity market risk is concentrated in the United States and is highly sensitive to general economic conditions and stock market conditions. The estimated potential total exposure of our combined net assets to a 10% decline in all stock

markets as of December 31, 2001, without taking into account any portfolio diversification effects, would be an after-tax reduction in net assets of US$ 46.5 million, which represents approximately 3.0% of our total shareholders' equity as of December 31, 2001.

Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress. During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.

Foreign Exchange Risk

In the past we have experienced currency mismatches between assets and liabilities. Currently, our general practice is *to invest in assets that match the currency in which we expect related liabilities to be paid. Shareholders'* equity held in local insurance units is primarily kept in local currencies to the extent that shareholders' equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. However, this may result in adverse effects on our reported shareholders' equity when expressed in US dollars.

The table below shows the approximate effect on shareholders' equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2001 against the US dollar.

	Adverse exchange rate movement against the US dollar	Approximate decline in shareholders' equity
Euro	10%	7 million
Swiss francs	10%	83 million

As of December 31, 2001, we had an unrealized cumulative translation loss of US$ 21.9 million, compared to a *gain of US$ 40.5 million at December 31, 2000.* This change was mostly due to realigning our investment portfolio, including the Funds Withheld Asset, to better match the currencies of the assets held to the underlying reinsurance liabilities, in order to reduce our exposure to foreign currency movements.

Exchange Rate Fluctuations

In view of our global scale and the fact that more of our business is transacted in US dollars than in any other currency, we report our financial information in US dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, British pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences related to the assets and liabilities of these business units are recorded directly in shareholders' equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement. These amounts were not material in any period presented.

Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.

Cautionary note regarding forward-looking statements

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as "expect", "anticipate", "intend", "believe" or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

- cyclicality of the reinsurance industry
- uncertainties in our reserving process
- the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates
- acts of terrorism and acts of war
- changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio
- actions of competitors, including industry consolidation and development of competing financial products
- a decrease in the level of demand for our reinsurance or increased competition in our industries or markets
- the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries
- political risks in the countries in which we operate or in which we insure risks
- the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized
- changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy
- failure of our retrocessional reinsurers to honor their obligations
- risks associated with implementing our business strategies
- risks relating to the integration of our business units into a new entity
- extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

Report of the Group auditors

To the General Meeting of Shareholders of Converium Holding Ltd, Zug

We have audited the accompanying consolidated and historical combined balance sheets of Converium Holding Ltd as of December 31, 2001 and 2000 and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2001, included on pages 16 through 47, all expressed in United States dollars.

The consolidated and historical combined financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated and historical combined financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated and historical combined financial statements are free from material misstatement. We have examined on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated and historical combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding Ltd at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated and historical combined financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

L. Marbacher P. Lüssi

Zurich, March 9, 2002

Converium Group

Consolidated and historical combined statements of income

(US$ million, except per share information) Year ended December 31	Notes	2001	2000	1999
Revenues:				
Gross premiums written		2,881.2	2,565.8	1,928.7
Less ceded premiums written		–398.6	–569.8	–358.5
Net premiums written	9	2,482.6	1,996.0	1,570.2
Net change in unearned premiums		–187.4	–134.5	–168.7
Net premiums earned	9	2,295.2	1,861.5	1,401.5
Net investment income	6	228.7	176.0	214.0
Net realized capital (losses) gains	6	–18.4	83.7	76.3
Other (loss) income		–5.8	29.3	22.1
Total revenues		2,499.7	2,150.5	1,713.9
Benefits, losses and expenses:				
Losses and loss adjustment expenses	8	–2,163.1	–1,520.0	–1,054.7
Life benefits and policyholder dividends	9	–137.4	–84.5	–84.0
Underwriting acquisition costs	9	–508.1	–454.4	–340.3
Other operating and administration expenses		–146.4	–116.0	–112.8
Interest expense	10	–24.2	–17.1	–17.5
Amortization of goodwill	7	–7.8	–7.3	–6.2
Restructuring costs	3	–50.0	—	—
Total benefits, losses and expenses		–3,037.0	–2,199.3	–1,615.5
(Loss) income before taxes		–537.3	–48.8	98.4
Income tax benefit (expense)	11	169.9	19.5	–40.6
Net (loss) income		–367.4	–29.3	57.8
Basic (loss) earnings per share	21	–9.18	–0.73	1.45
Diluted (loss) earnings per share	21	–9.18	–0.73	1.45

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group

Consolidated and historical combined balance sheets

(US$ million, except share information) Year ended December 31	Notes	2001	2000
Assets			
Invested assets			
Available-for-sale securities:			
Fixed maturities	6	2,331.4	2,236.2
Equity securities	6	701.4	611.0
Other investments	6	195.1	52.2
Short-term investments		89.5	115.1
Total investments		3,317.4	3,014.5
Funds Withheld Asset/Zurich Financing Agreement	6	1,598.5	1,335.2
Total invested assets		4,915.9	4,349.7
Other assets			
Cash and cash equivalents		420.5	121.9
Premiums receivable		1,015.1	937.3
Reinsurance assets:			
Underwriting reserves	9	1,668.1	1,292.9
Insurance balances receivable, net		400.2	341.6
Funds held by reinsureds		523.4	681.8
Deferred policy acquisition costs		217.9	184.6
Deferred income taxes	11	300.4	165.2
Other assets	7	245.0	246.3
Total assets		9,706.5	8,321.3
Liabilities and equity			
Liabilities			
Losses and loss adjustment expenses, gross	8	5,710.5	4,546.0
Unearned premiums, gross	9	968.7	774.4
Future life benefits, gross	9	252.0	162.0
Other reinsurance liabilities		315.9	491.8
Funds held under reinsurance contracts		430.8	512.4
Deferred income taxes	11	106.5	175.2
Accrued expenses and other liabilities		154.3	140.8
Payable to Zurich Financial Services	15	—	233.4
Debt	10	197.0	196.9
Total liabilities		8,135.7	7,232.9
Equity			
Common stock CHF 10 nominal value, 40,000,000 shares issued and outstanding	14	253.0	—
Additional paid-in capital		1,336.5	—
Unearned stock compensation	13	–27.1	—
Accumulated other comprehensive income (loss):			
Net unrealized gains on investments, net of taxes	6	30.3	18.8
Cumulative translation adjustments		–21.9	40.5
Total accumulated other comprehensive income		8.4	59.3
Net investment by Zurich Financial Services		—	1,029.1
Total equity		1,570.8	1,088.4
Total liabilities and equity		9,706.5	8,321.3

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined statements of cash flows

(US$ million) Year ended December 31	2001	2000	1999
Cash flows from operating activities			
Net (loss) income	–367.4	–29.3	57.8
Adjustments for			
Net realized capital losses (gains) on investments	18.4	–83.7	–76.3
Amortization of premium discount	6.2	1.9	2.7
Depreciation and amortization	37.0	21.1	19.7
Premium for September 11 coverage	28.5	—	—
Changes in operational assets and liabilities			
Deferred policy acquisition costs	–33.3	–16.0	–50.3
Reinsurance assets	–275.4	–811.9	–404.6
Premiums receivable	–77.8	–347.0	–70.2
Unearned premiums, gross	194.3	144.7	179.6
Losses and loss adjustment expenses, gross	1,251.6	954.7	639.3
Future life benefits, gross	90.0	–31.7	–116.7
Funds held under reinsurance contracts	–81.6	189.2	17.4
Other reinsurance liabilities	–175.9	135.2	3.4
Net deferred income taxes	–203.9	–15.6	–50.7
Net changes in all other operational assets and liabilities	–99.2	–144.8	92.8
Cash provided by (used in) operating activities	311.5	–33.2	243.9
Cash flows from investing activities			
Proceeds from sales and maturities of fixed maturities	1,892.2	640.7	2,654.2
Purchases of fixed maturities	–1,969.7	–714.5	–2,949.9
Proceeds from sales of equity securities	288.6	404.0	658.2
Purchases of equity securities	–425.7	–479.7	–624.9
Net decrease (increase) in short-term investments	25.6	–31.3	31.3
Net change in Funds Withheld Asset/Zurich Financing Agreement	–290.6	62.0	–344.0
Purchase of real estate held for investment	–139.4	—	—
Proceeds from sales of other assets	34.5	28.5	48.0
Purchase of other assets	–42.8	–40.4	–28.2
Net cash used in investing activities	–627.3	–130.7	–555.3
Cash flows from financing activities			
Net transfers from (to) Zurich Financial Services	861.2	—	–18.7
Payable to Zurich Financial Services	–233.4	233.4	—
Net cash provided by (used in) financing activities	627.8	233.4	–18.7
Effect of exchange rate changes on cash and cash equivalents	–13.4	–15.7	112.1
Change in cash and cash equivalents	298.6	53.8	–218.0
Cash and cash equivalents as of January 1	121.9	68.1	286.1
Cash and cash equivalents as of December 31	420.5	121.9	68.1

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined statements of changes in equity

(US$ million)	Common stock	Additional paid-in capital	Unearned stock compensation	Accumulated other comprehensive income (loss)	Net investment by Zurich Financial Services	
Balance, December 31, 1998	—	—	—	116.9	1,113.4	1
Net income	—	—	—	—	57.8	
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	–83.3	—	
Translation adjustments	—	—	—	35.4	—	
Total comprehensive income						
Net transfers to Zurich Financial Services	—	—	—	—	–18.8	
Balance, December 31, 1999	—	—	—	69.0	1,152.4	1
Net loss	—	—	—	—	–29.3	
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	1.9	—	
Translation adjustments	—	—	—	–11.6	—	
Total comprehensive loss						
Net transfers to Zurich Financial Services	—	—	—	—	–94.0	
Balance, December 31, 2000	—	—	—	59.3	1,029.1	1
Net loss	—	—	—	—	–367.4	-
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	11.5	—	
Translation adjustments	—	—	—	–62.4	—	
Total comprehensive loss						-
Net transfers from Zurich Financial Services	—	—	—	—	889.7	
Issuance of stock compensation	—	38.1	–27.1	—	—	
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	—	—	–1,551.4	
Balance, December 31, 2001	253.0	1,336.5	–27.1	8.4	—	1

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Notes to the consolidated and historical combined financial statements

Schedule of segment data
(US$ million)

	Converium (Non-Life) Zurich			North America		
	2001	2000	1999	2001	2000	1999
Gross premiums written	1,440.3	1,020.0	626.2	1,150.9	1,295.5	934.8
Less ceded premiums written	−255.3	−201.7	−56.7	−252.5	−450.8	−257.5
Net premiums written	1,185.0	818.3	569.5	898.4	844.7	677.3
Net change in unearned premiums	−172.6	−102.4	−98.9	−16.0	−29.3	−48.6
Net premiums earned	1,012.4	715.9	470.6	882.4	815.4	628.7
Net investment income	86.8	46.8	77.3	115.2	110.6	102.9
Net realized capital gains (losses)	2.5	0.2	—	−10.8	48.5	42.2
Other income (loss)	3.2	12.0	8.1	−24.4	−7.2	5.7
Total revenues	1,104.9	774.9	556.0	962.4	967.3	779.5
Inter-segment	173.2	277.7	23.9	−152.2	−291.3	−17.6
Losses and loss adjustment expenses	−1,026.9	−569.2	−414.7	−837.2	−723.4	−470.4
Life benefits and policyholder dividends	—	—	—	—	—	—
Underwriting acquisition costs	−202.1	−150.2	−96.1	−251.3	−207.5	−169.0
Other operating and administration expenses	−54.6	−44.7	−35.2	−71.8	−65.1	−61.7
Total benefits, losses and expenses before interest expense, amortization of goodwill and restructuring costs	−1,283.6	−764.1	−546.0	−1,160.3	−996.0	−701.1
Segment (loss) income	−178.7	10.8	10.0	−197.9	−28.7	78.4
Interest expense						
Amortization of goodwill						
Restructuring costs						
(Loss) income before taxes						
At December 31, 2001						
Total invested assets	2,273.2	1,458.3		2,387.4	2,304.8	
Total segment assets after consolidation of investments in affiliates	4,774.3	2,861.3		4,795.0	4,755.1	
Ratios						
Loss ratio	101.4%	79.5%	88.1%	94.9%	88.7%	74.8%
Underwriting expense ratio	20.0%	21.0%	20.4%	28.5%	25.5%	26.9%
Administration expense ratio	4.6%	5.5%	6.2%	8.0%	7.7%	9.1%
Combined ratio	126.0%	106.0%	114.7%	131.4%	121.9%	110.8%

	Converium (Non-Life) Cologne			Converium Life			Eliminations			Total	
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	20
Gross premiums written	299.9	241.3	277.8	164.8	120.5	93.4	−174.7	−111.5	−3.5	2,881.2	2,565
Less ceded premiums written	−42.1	−22.7	−39.2	−23.4	−6.1	−8.6	174.7	111.5	3.5	−398.6	−569
Net premiums written	257.8	218.6	238.6	141.4	114.4	84.8	—	—	—	2,482.6	1,996
Net change in unearned premiums	17.5	5.6	−16.1	−16.3	−8.4	−5.1	—	—	—	−187.4	−134
Net premiums earned	275.3	224.2	222.5	125.1	106.0	79.7	—	—	—	2,295.2	1,86
Net investment income	24.6	25.5	27.5	2.4	2.1	6.3	−0.3	−9.0	—	228.7	176
Net realized capital gains (losses)	−10.1	31.4	30.2	—	3.6	3.9	—	—	—	−18.4	83
Other income (loss)	2.4	2.9	6.8	13.7	21.6	1.5	−0.7	—	—	−5.8	29
Total revenues	292.2	284.0	287.0	141.2	133.3	91.4	−1.0	−9.0	—	2,499.7	2,150
Inter-segment	−20.0	22.6	−6.3	—	—	—	−1.0	−9.0	—	—	
Losses and loss adjustment expenses	−299.5	−227.4	−171.1	—	—	—	0.5	—	1.5	−2,163.1	−1,520
Life benefits and policyholder dividends	—	—	—	−137.4	−84.5	−82.5	—	—	−1.5	−137.4	−84
Underwriting acquisition costs	−49.0	−62.2	−68.5	−5.7	−34.5	−6.7	—	—	—	−508.1	−454
Other operating and administration expenses	−15.3	−11.2	−12.9	−5.2	−4.0	−3.0	0.5	9.0	—	−146.4	−116
Total benefits, losses and expenses before interest expense, amortization of goodwill and restructuring costs	−363.8	−300.8	−252.5	−148.3	−123.0	−92.2	1.0	9.0	—	−2,955.0	−2,174
Segment (loss) income	−71.6	−16.8	34.5	−7.1	10.3	−0.8	—	—	—	−455.3	−24
Interest expense										−24.2	−17
Amortization of goodwill										−7.8	−7
Restructuring costs										−50.0	
(Loss) income before taxes										−537.3	−48
At December 31, 2001											
Total invested assets	510.7	542.0		40.8	44.6		−296.2	—		4,915.9	4,349
Total segment assets after consolidation of investments in affiliates	798.8	840.7		348.5	296.1		−1,010.1	−431.9		9,706.5	8,321
Ratios											
Loss ratio	108.8%	101.4%	76.9%	—	—	—					
Underwriting expense ratio	17.8%	27.8%	30.8%	4.5%	32.5%	8.4%					
Administration expense ratio	5.9%	5.1%	5.4%	3.7%	3.5%	3.5%					
Combined ratio	132.5%	134.3%	113.1%	—	—	—					

1. Organization and nature of operations

Converium Holding Ltd and subsidiaries ("Converium Group") is a leading global professional reinsurer which offers a full range of traditional non-life and life reinsurance products as well as innovative solutions to help clients manage capital and risk. Converium Group's principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers' compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance.

Converium Group was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services through a series of transactions (the "Transactions"). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the "Master Agreement") which sets forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering, which date represented the legal separation from Zurich Financial Services (the "Separation Date"). Zurich Financial Services' remaining 12.5% interest in Converium Group was sold in January 2002.

Subsequent to the initial public offering, Converium Group has operated as an independent company. However under the Master Agreement, Converium Group has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for Unicover Pool losses and September 11 terrorist attack losses, as well as certain operating relationships (see Notes 9 and 15).

2. Summary of significant accounting policies

The consolidated and historical combined financial statements of Converium Group have been prepared on the basis of accounting principles generally accepted in the United States ("US GAAP") and comply with Swiss law.

(a) Basis of preparation of the consolidated and historical combined financial statements

The financial statements of Converium Group present the consolidated and historical combined financial condition as of December 31, 2001 and 2000 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2001. For periods prior to the Separation Date, the historical combined financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium Group. Certain reclassifications have been made to prior year amounts to conform with the current year's presentation.

A subsidiary is an entity in which Converium Group owns, directly or indirectly, more than 50% of the outstanding voting rights. The results of Converium Group entities are included in the financial statements from the effective date of acquisition. All significant intercompany balances, profits and transactions have been eliminated. See Note 20 for the Converium Group entities included in the consolidated and historical combined financial statements. Entities where Converium Group has the ability to exercise significant influence are accounted for using the equity method.

Prior to the Transactions, changes in equity represent movements in Zurich Financial Services' net investment in Converium Group. For periods prior to July 1, 2001, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by Zurich Financial Services related to general and administrative services for Converium Group. Additionally, investment income includes interest earned on the Zurich Financing Agreement. See Note 6 for further details on the Zurich Financing Agreement.

Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of Converium Group. However, these results do not necessarily represent what the income statement, balance sheet, changes in equity or cash flows of Converium Group would have been if Converium Group had been a separate stand-alone entity during the periods presented.

(b) Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of Converium Group's business and the fact that more of its business is transacted in United States dollars than in any other currency, the consolidated and historical combined financial information is reported in United States dollars. Other functional currencies include the Swiss franc, the British pound, the Euro, and the Japanese yen. Assets and liabilities of all Converium Group's branches and subsidiaries expressed in currencies other than United States dollars are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.

(c) Non-life reinsurance operations

Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss adjustment expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

Converium Group recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to expense as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported ("IBNR") on the basis of past experience of Converium Group and its ceding companies. Converium Group does not discount its loss reserves, other than for settled claims with fixed payment terms.

The methods of determining such loss and loss adjustment expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.

(d) Life reinsurance operations

Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.

Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.

Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

(e) Retrocessions
Converium Group cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, ceded future life benefits and funds held under reinsurance treaties. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium Group establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium Group immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f) Invested assets
Fixed maturities and equity securities which Converium Group buys with the intention to resell in the near term are classified as trading and are carried at fair value. The remaining fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized loss in the statement of income for the difference between cost or amortized cost and estimated fair value. "Other than temporary declines" are decreases in the cost or amortized cost of the security that Converium Group believes will not be recovered in the near term, and are identified by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on available-for-sale investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment, which is included in the balance sheet under the caption, "Other investments," is recorded at depreciated cost and is depreciated on a straight-line basis over 40 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Certain partnerships in which Converium Group has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value, with changes in fair value being recorded as other income. The partnership investments are accounted for based on Converium Group's underlying partnership capital account.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset/Zurich Financing Agreement is carried at the principal balance plus accrued interest. See Note 6 for further description.

(g) Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use. The adoption of SFAS No. 133 did not have a material impact on the financial condition or results of operations of Converium Group.

Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings. Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133.

(h) Obligation to repurchase securities
Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium Group when deemed necessary.

(i) Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

(j) Fixed assets
Fixed assets, which are included in the balance sheet under the caption "Other assets", are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

(k) Goodwill
Goodwill, which is included in the balance sheet under the caption "Other assets," is accounted for under the purchase method, whereby the difference between the purchase price and the fair value of net assets acquired as part of a business combination is capitalized as goodwill and amortized on a straight-line basis over its estimated useful life. In determining the estimated useful life, Converium Group considers the expected period of benefits to be received from the acquired company, which is based on factors such as the type of business, the duration of the underlying reinsurance contracts, customer relationships and distribution networks. See Note 2(o).

(l) Recognition and measurement of impaired assets
Converium Group periodically reviews its long-lived assets, including goodwill, to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset's undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

(m) Income taxes
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws, and for loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

For periods prior to the Separation Date, Converium Group's results were included in the combined income tax returns filed by Zurich Financial Services or its subsidiaries. Converium Group provides for income taxes substantially on a stand-alone separate company basis.

(n) Employee benefits
Converium Group entities provide employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium Group's general assets in trustee-administered funds.

Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium Group's expense related to defined benefit plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

Converium Group recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium Group uses a fair value-based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o) New accounting pronouncements
The Financial Accounting Standards Board ("FASB") has issued the following new standards, which will be required to be adopted by Converium Group in the future:

SFAS 142, "Goodwill and Other Intangible Assets"
In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This standard is effective for fiscal years beginning after December 15, 2001.

Except for the reduction of future amortization of goodwill, adoption of SFAS No. 142 is not expected to impact the financial condition or results of operations of Converium Group. Amortization of goodwill was US$ 7.8 million, US$ 7.3 million and US$ 6.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

SFAS 143, "Accounting for Asset Retirement Obligations"
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value.

This standard will not have a material impact on the financial condition of Converium Group.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

This standard is effective for fiscal years beginning after December 15, 2001. Management does not expect the adoption of SFAS No. 144 to have a material impact on the financial condition of Converium Group because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. As a result, management cannot determine the potential effects that adoption of SFAS No. 144 will have on Converium Group's financial condition with respect to future disposal decisions.

(p) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

3. Restructuring costs

In connection with the Transactions, Converium Group incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount have been borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, include the costs and expenses of the Transactions, including advisors' fees, retention plan costs expensed in 2001 and stamp duty taxes.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates which have been used for translation purposes (US dollar per foreign currency unit). The net gains (losses) on foreign currency transactions included in the statements of income were immaterial for the years ended December 31, 2001, 2000 and 1999, respectively.

	Balance sheets		Statements of income and cash flows		
Exchange rates	2001	2000	2001	2000	1999
British pound	1.4529	1.4958	1.4406	1.5148	1.6183
Euro	0.8897	0.9422	0.8955	0.9229	1.0663
100 Japanese yen	0.7596	0.8745	0.8240	0.9284	0.8830
Swiss franc	0.6015	0.6207	0.5929	0.5924	0.6663

5. Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before interest expense, amortization of goodwill, restructuring costs and income taxes. Converium Group's business is organized around four operating segments: three non-life segments, Converium Zurich, Converium North America and Converium Cologne, which are based principally on geographic regions, and a Converium Life segment (as described below).

Converium Zurich manages the non-life reinsurance businesses in the United Kingdom, Western and Southern Europe (Switzerland jointly with Converium Cologne, Spain, Italy, Portugal, France, Ireland and Malta), the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for the global operations.

Converium North America, based in New York, manages the non-life reinsurance businesses in the United States and Canada, and is the global center of expertise for agribusiness.

Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe (Denmark, Sweden, Iceland, Finland and Norway), Central and Eastern Europe (Switzerland jointly with Converium Zurich, Slovakia, Slovenia, Croatia, Bulgaria and Romania), the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the US market, which is written by Converium North America.

Converium Life manages the worldwide reinsurance business underwritten by Converium Rückversicherung (Deutschland) AG.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

Table 5.1
Net premiums written by line of business
(US$ million)

Year ended December 31	2001	2000	1999
Global Non-Life			
Liability	458.1	474.9	410.4
Property	501.9	403.8	301.9
Motor	437.2	333.1	159.1
Credit and Surety	178.6	122.0	106.4
Workers' Compensation	192.6	163.9	200.1
Aviation and Space	181.0	119.3	97.0
Accident and Health	116.4	85.3	66.2
Marine	74.3	46.3	43.7
Engineering	80.7	55.4	41.3
Specialized and other	120.4	77.6	59.3
Total Global Non-Life	2,341.2	1,881.6	1,485.4
Converium Life			
Total Converium Life	141.4	114.4	84.8
Total	2,482.6	1,996.0	1,570.2

Table 5.2
Net premiums written by geographic area of ceding company
(US$ million)

Year ended December 31	2001	2000	1999
Germany	142.4	97.3	124.2
France	60.4	49.0	58.8
United Kingdom	593.4	317.5	241.2
Rest of Europe	281.0	270.6	181.8
Far East	121.6	84.7	51.5
Near and Middle East	99.2	74.2	61.2
North America	1,038.4	1,027.2	805.4
Latin America	146.2	75.5	46.1
Total	2,482.6	1,996.0	1,570.2

In 2001, two reinsurance intermediaries produced approximately 13% and 12%, respectively, of Converium Group's gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 20% and 14% in 2000, and 21% and 10% in 1999, respectively, of Converium Group's gross premiums written. No ceding company accounted for more than 10% of Converium Group's revenues for the years ended December 31, 2001, 2000 and 1999.

6. Invested assets and investment income

Table 6.1
Net investment income
(US$ million)

Year ended December 31	2001	2000	1999
Fixed maturities	130.0	124.7	114.6
Equity securities	9.7	9.2	9.0
Short-term investments	4.3	5.5	11.6
Cash and cash equivalents	8.2	8.4	2.5
Other	5.6	-5.2	7.4
Funds Withheld Asset/Zurich Financing Agreement	75.7	40.1	74.6
Total investment income	233.5	182.7	219.7
Investment expenses	-4.8	-6.7	-5.7
Net investment income	228.7	176.0	214.0

As Converium Ltd was not an independent entity prior to the Transactions, it did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing

Agreement. The Zurich Financing Agreement was US$ 1,335.2 million as of December 31, 2000. In conjunction with the establishment of the Funds Withheld Asset (see Note 9), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,598.5 million as of December 31, 2001. Net investment income on the Zurich Financing Agreement was based on a formula designed to reflect a total investment return on a diverse investment portfolio. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate.

Table 6.2
Net realized capital gains and losses
(US$ million)

Year ended December 31	2001	2000	1999
Fixed maturities:			
Realized capital gains	50.0	15.0	26.8
Realized capital losses	-4.1	-12.0	-35.4
Equity securities:			
Realized capital gains	48.5	94.8	102.7
Realized capital losses	-30.6	-11.0	-18.7
Write-down of impaired investments	-82.5	-1.0	-2.6
Other	0.3	-2.1	3.5
Net realized capital (losses) gains	-18.4	83.7	76.3

During 2001, Converium Group recognized impairment losses of US$ 82.5 million on its equity portfolio following the continued deterioration in global stock markets, particularly in the telecommunications and technology sectors in North America.

Table 6.3
Unrealized investment gains and losses
(included in other comprehensive income)
(US$ million)

	Net change for the year ended December 31, 2001	2000	1999	Total as of December 31, 2001	2000
Fixed maturities available-for-sale	-9.1	78.0	-109.8	22.6	32.2
Equity securities available-for-sale	24.7	-74.8	-10.7	22.1	-1.3
Less amounts of net unrealized investment gains (losses) attributable to:					
Deferred income taxes	-2.9	0.5	42.7	-14.4	-12.1
Foreign currency effect	-1.2	-1.8	-5.5	—	—
Total	11.5	1.9	-83.3	30.3	18.8

Table 6.4
Investments in fixed maturities
and equity securities
(US$ million)

	Cost or amortized cost 2001	2000	Gross unrealized gains 2001	2000	Gross unrealized losses 2001	2000	Estimat fair valu 2001	
Available-for-sale Fixed maturities:								
US government	469.8	512.3	11.7	12.5	-1.7	-0.7	479.8	
Other governments	553.2	512.3	8.5	23.8	-4.4	-8.5	557.3	
Corporate and other debt securities	552.3	537.4	8.8	11.0	-7.3	-12.8	553.8	
Mortgage and asset-backed securities	733.5	642.0	10.0	10.4	-3.0	-3.5	740.5	
Total as of December 31	2,308.8	2,204.0	39.0	57.7	-16.4	-25.5	2,331.4	2
Equity securities	679.3	612.3	47.2	64.6	-25.1	-65.9	701.4	
Total available-for-sale as of December 31	2,988.1	2,816.3	86.2	122.3	-41.5	-91.4	3,032.8	2

Table 6.5
Fixed maturity schedule
(US$ million)

	Estimated fair value Available-for-sale
One year through five years	691.5
Five years through ten years	585.7
Over ten years	313.7
Subtotal	1,590.9
Mortgage and asset-backed securities	740.5
Total as of December 31, 2001	2,331.4

The estimated fair values of fixed maturities available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Real estate held for investment consists primarily of US$ 143.3 million, net of accumulated depreciation, of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium Group's real estate held for investment and fixed assets totaled US$ 215.3 million and US$ 33.1 million at December 31, 2001 and 2000, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2001 and 2000, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 114.3 million and US$ 51.6 million were deposited in trust with regulatory authorities as of December 31, 2001 and 2000, respectively.

7. Goodwill

During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill, plus additional goodwill attributable to previous minority interest repurchases, has been reflected in the financial statements of Converium Group under the application of "push down" accounting. An additional US$ 20.7 million of goodwill arose from Converium Group's acquisition of a 49.9% interest in MDU Services Ltd. during May 2000. Goodwill was US$ 112.0 million and US$ 119.8 million, and accumulated amortization of goodwill was US$ 32.5 million and US$ 24.7 million at December 31, 2001 and 2000, respectively.

8. Losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 8.1
Reserves for losses and loss adjustment expenses
(US$ million)

Year ended December 31	2001	2000	1999
As of January 1			
Gross reserves for losses and loss adjustment expenses	4,546.0	3,545.7	2,988.1
Less reinsurance recoverable	1,212.2	704.9	457.3
Net reserves for losses and loss adjustment expenses	3,333.8	2,840.8	2,530.8
Loss and loss adjustment expenses incurred			
Current year	2,039.5	1,454.6	1,184.8
Prior years	123.6	65.4	–130.1
Total	2,163.1	1,520.0	1,054.7
Losses and loss adjustment expenses paid			
Current year	359.1	222.0	53.0
Prior years	885.2	850.6	610.0
Total	1,244.3	1,072.6	663.0
Foreign currency translation effects	–87.1	45.6	–81.7
As of December 31			
Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8
Reinsurance recoverable	1,545.0	1,212.2	704.9
Gross reserves for losses and loss adjustment expenses	5,710.5	4,546.0	3,545.7

In the first half of 2001, Converium Group strengthened reserves by US$ 112.0 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. The review was begun during the second quarter of 2001 and completed in the third quarter of 2001. The independent analysis reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group's own evaluations of these new developments, additional provisions of US$ 112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. The adverse loss development mainly related to general liability, commercial auto liability and umbrella policy treaty business written in 1996 through 1999.

In the second half of 2001, Converium Group recorded an additional US$ 11.6 million of net adverse loss reserve development based on its year-end review of non-life reserves. Converium Cologne strengthened its asbestos and environmental reserves by US$ 11.5 million, in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at December 31, 2001. Converium Cologne also performed an in-depth analysis of its European and Middle East non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional US$ 20.0 million in reserves were recorded for European and Middle East motor lines for years 2000 and prior. Converium Cologne also recorded an additional US$ 9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of US$ 39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by US$ 69.0 million, reflecting positive development of US$ 30.0 in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

In 2000, Converium Group strengthened reserves by US$ 65.4 million. This result was heavily driven by adverse development from the December 1999 European winter storms *Anatol*, *Lothar* and *Martin*. These events occurred in the last week of December 1999, which made loss estimation for these events difficult at December 31, 1999. In addition, Converium North America experienced adverse loss development mainly related to casualty treaty business from prior underwriting years.

Converium Group's results were favorably impacted as a result of reserve adjustments of US$ 130.1 million in 1999. The principal factors which led to these favorable reserve developments include the following:

- Over the years, Converium Group has increased the portion of its business derived from specialty lines, in particular aviation and space. These lines are among the more complex and uncertain lines of business because of the potential for large losses. In addition, in specialty lines such as credit and surety business, the correlation between losses and general economic conditions, and in aviation and space, the longer reporting periods, increase the uncertainty of the reserving process. Initial reserve estimates were the best judgment at the time and reflected this complexity and uncertainty. Over time, the actual emergence of losses in these lines could be used as an indication of future loss emergence, or re-estimation of ultimate loss.
- Over time, Converium Group's clients have been able to provide more detailed and timely loss information. Combined with technological advances that Converium Group has made over the same period in its reserving process, it has been able to perform more comprehensive analyses. This impact prevails throughout the portfolio. However, it is particularly noticeable for the traditional book of European property, European motor and European liability business.
- Converium Group entered into several new overseas geographical markets and had significant expansion in both existing and new markets in several longer-tailed liability lines of business. New lines of business and markets are inherently more uncertain than existing business and markets, where historical experience data can be used to support the reserving process. Accordingly, the initial estimates of ultimate losses for this business reflected these additional inherent uncertainties. Over time, as the actual emergence of losses in these markets could be used as an indication of future loss emergence, the re-estimation of losses indicated redundancies.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 413.8 million and US$ 365.0 million have been discounted using average interest rates of 6% in 2001 and 2000. This has reduced reserves by US$ 47.5 million and US$ 46.5 million as of December 31, 2001 and 2000, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 57.9 million and US$ 26.2 million as of December 31, 2001 and 2000, respectively, are included in other assets.

Converium Group believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium Zurich and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company ("ZIC"), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2001, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 44.6 million.

September 11 terrorist attacks
As of December 31, 2001, Converium Group estimates its gross and net incurred losses and loss adjustment expenses related to the September 11 terrorist attacks to be as follows:

Line of business (US$ million)	Gross losses	Retrocessional reinsurance recoveries	Net losses
Aviation	323.0	154.3	168.7
Property and Liability	353.5	245.0	108.5
Life	16.4	4.4	12.0
Total	692.9	403.7	289.2

Included in the reinsurance recoveries above are US$ 152.3 million due from Zurich Financial Services and subsidiaries.

In addition to the gross loss estimates above, we have received claims which could, if adversely determined, cause us to increase our gross estimate by approximately 10%. We dispute the merits of these claims based on the terms and limits of our contracts and their application to the complex circumstances of September 11. Our ultimate gross exposure to these claims will depend on a number of factors including the outcome of any dispute over the merits of such claims. However, our net exposure to the September 11 terrorist attacks is subject to the caps described below and accordingly, changes, if any, in our gross loss estimates will not affect our net results.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11 terrorist attacks for Converium Ltd, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium Ltd's exposure under the Quota Share Retrocession Agreement (see Note 9), is limited for "Extraordinary Events." The agreement limits Converium Ltd's losses arising out of any "Extraordinary Event" to US$ 220.0 million and the parties have agreed that the September 11 terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11 terrorist attacks. Because ZIC and Zurich Insurance Bermuda ("ZIB"), a wholly owned subsidiary of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11 terrorist attacks in excess of the US$ 220.0 million limit.

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11 terrorist attacks in excess of approximately US$ 11.0 million, net of retrocessional reinsurance recoveries.

Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 15 for further information.

Enron Chapter 11 reorganization
On December 2, 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium Group recorded incurred losses of US$ 67.0 million pre-tax (US$ 48.0 million post-tax) for the year ended December 31, 2001, representing Converium Group's aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business in the Converium Zurich and Converium North America operating segments.

These estimates reflect Converium Group's aggregate limits under the related contracts. As of the date of these financial statements, all of the facts and circumstances relating to Enron's reorganization are not known. Accordingly, the losses Converium Group may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies.

9. The Quota Share Retrocession Agreement, retrocessional reinsurance and catastrophe protection

Quota Share Retrocession Agreement
In connection with the Transactions, the transfer of Converium Zurich's business to Converium Ltd by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium Zurich which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party reinsurance assumed business written by ZIC and ZIB, under the "Zurich Re" brand name. The liabilities Converium Ltd assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to Converium Ltd by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a "funds withheld" basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset. In conjunction with the establishment of the Funds Withheld Asset, the Zurich Financing Agreement was cancelled. See Note 6 for more information on the Zurich Financing Agreement.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported for 2001, 2000 or 1999.

Converium Ltd will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium Ltd the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Finally, Converium Ltd is entitled to request cash advances under certain circumstances to help meet significant cash requirements. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur.

Converium Ltd is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed US$ 25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of US$ 90.0 million, or actual losses from the event. Converium Ltd is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from US$ 150.0 to US$ 180.0 million in 2002 and US$ 105.0 to US$ 135.0 million for the period January 1, 2003 to September 30, 2003. Converium Ltd may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances will accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium Ltd would be required to repay any advance within one year of receipt. No advances were outstanding at December 31, 2001.

Converium Ltd will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium Ltd will manage third-party retrocessions related to the business transferred. Converium Group will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11 terrorist attacks. Converium Ltd will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium Ltd. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Retrocessional reinsurance

Retrocessional reinsurance arrangements do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Converium Group holds substantial collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium Group's business is not substantially dependent upon any single retrocessional contract.

In connection with the Transactions, certain assumed reinsurance contracts of Converium Reinsurance (North America) Inc. related to business written by a unit of Zurich Financial Services will be 100% reinsured by Centre Insurance Company ("CIC") or Centre Solutions (US) Limited ("CSUS"), subsidiaries of Zurich Financial Services, on an indemnity reinsurance basis, with Converium Reinsurance (North America) Inc. retaining the assets on a funds withheld basis. Converium Reinsurance (North America) Inc. has assigned its rights under certain underlying retrocession agreements to CIC, CSUS or ZIC, Bermuda Branch. Loss reserves and equivalent reinsurance recoverables of US$ 35.2 million and US$ 253.0 million have been recorded as of December 31, 2001 and 2000, respectively.

Under an existing aggregate excess of loss reinsurance agreement in force between ZIC and Converium Reinsurance (North America) Inc., ZIC provides aggregate excess of loss reinsurance protection to Converium Reinsurance (North America) Inc. with respect to potential losses arising out of Converium Reinsurance (North America) Inc.'s retrocession to the Unicover Pool involving Amerisafe Interstate Insurance Company. See Notes 15 and 19 for more information.

Included in reinsurance assets below are recoverables totalling US$ 362.9 million related to the Unicover Pool. On an individual basis, none of the recoverables from these retrocessionaires exceeds 10% of equity. Recoverables from subsidiaries of Zurich Financial Services total 11.7% of equity at December 31, 2001. Recoverables from one other third-party retrocessionaire were 16.5% of equity at December 31, 2001. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2001. Allowances of US$ 9.6 million and US$ 8.7 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2001 and 2000, respectively.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 9.1

(US$ million)	Gross		Reinsurance assets		Net of reinsurance	
Year ended December 31	2001	2000	2001	2000	2001	2000
Reserves for losses and loss adjustment expenses	5,710.5	4,546.0	1,545.0	1,212.2	4,165.5	3,333.8
Reserves for unearned premiums	968.7	774.4	78.9	54.8	889.8	719.6
Future life benefits	252.0	162.0	44.2	25.9	207.8	136.1
Total underwriting reserves at December 31	6,931.2	5,482.4	1,668.1	1,292.9	5,263.1	4,189.5

Table 9.2

Premiums written and earned

(US$ million)	Premiums written			Premiums earned		
For the years ended December 31	2001	2000	1999	2001	2000	1999
Direct premiums	124.9	169.9	164.1	106.6	177.0	155.7
Assumed premiums	2,756.3	2,395.9	1,764.6	2,581.9	2,244.1	1,577.6
Ceded premiums	−393.4	−569.8	−358.5	−388.1	−559.6	−331.8
Catastrophe Agreement	−5.2	—	—	−5.2	—	—
Total	2,482.6	1,996.0	1,570.2	2,295.2	1,861.5	1,401.5

Table 9.3

Benefits, losses and expenses

(US$ million)			
For the years ended December 31	2001	2000	1999
Non-life losses and loss adjustment expenses			
Direct	104.3	169.7	83.4
Assumed	2,694.3	2,106.5	1,363.5
Ceded	−635.5	−756.2	−392.2
Total	2,163.1	1,520.0	1,054.7
Life benefits and policyholder dividends			
Assumed	140.1	88.9	90.4
Ceded	−2.7	−4.4	−6.4
Total	137.4	84.5	84.0
Underwriting acquisition costs			
Direct	32.8	56.5	52.1
Assumed	529.0	492.4	378.1
Ceded	−53.7	−94.5	−89.9
Total	508.1	454.4	340.3

Catastrophe protection

As of December 31, 2001, Converium Ltd has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe derivative described more fully below. The traditional reinsurance agreements cover losses from an event in excess of US$ 90.0 million.

On June 8, 2001, ZIC entered into a transaction with Trinom Ltd., a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity ("SPE") established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom's business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom's funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

Additionally, as part of the Transactions, ZIC and Converium Ltd have entered into a catastrophe derivative agreement (the "Catastrophe Agreement") in the form of a purchased option whereby Converium Ltd receives protection from ZIC under terms similar to ZIC's protection under the Trinom transaction. Converium Ltd will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium Ltd is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium Ltd and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC's agreement with Trinom, including any extension thereto.

The coverage ZIC and ultimately Converium Ltd have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium Ltd's net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as "once in 100 years" magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, US earthquake, and European windstorm losses that occur before June 18, 2004. Payments from Trinom to ZIC, and similarly from ZIC to Converium Ltd, are based on modeled reinsurance losses for ZIC and ultimately Converium Ltd's exposures at the time of the Trinom transaction.

In a modeled loss contract, the covered party's aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party's market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a "ground-up basis," by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party's recovery in respect of such an event.

Because the Trinom transaction is in two tranches, Converium Ltd's coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately US$ 65.0 million on 68% of losses that exceed a range of losses from US$ 209.0 million to US$ 227.0 million; and the second tranche provides US$ 97.0 million of coverage on 100% of second and subsequent event losses that exceed a range of losses from US$ 100.0 million to US$ 133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium Ltd is approximately US$ 9.4 million. However, if Converium Group collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium Group will be required to pay higher amounts for the remainder of the Catastrophe Agreement's term, and to reduce the recovery by these higher amounts.

10. Debt

As part of the Transactions, Converium Group assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the "Senior Notes") originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. Debt issuance costs and discounts incurred related to the Senior Notes have been deferred and are being amortized over the term of the Senior Notes.

11. Income taxes

Table 11.1
Income tax (benefit) expense
(US$ million)

Year ended December 31	2001	2000	1999
Switzerland			
Current	—	1.3	-1.0
Deferred	-3.5	4.0	4.6
Total	-3.5	5.3	3.6
United States			
Current	31.1	-19.2	31.9
Deferred	-178.7	0.7	-9.2
Total	-147.6	-18.5	22.7
Germany			
Current	3.4	1.0	2.0
Deferred	-22.2	-7.3	12.3
Total	-18.8	-6.3	14.3
Total			
Current	34.5	-16.9	32.9
Deferred	-204.4	-2.6	7.7
Total income tax (benefit) expense	-169.9	-19.5	40.6

Table 11.2 illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

Table 11.2
Expected and actual income tax expense
(US$ milion)

Year ended December 31	2001	2000	1999
Expected income tax (benefit) expense	-180.3	-11.7	37.7
Increase (reduction) in taxes resulting from:			
Tax-exempt interest income	-4.8	-5.8	-2.7
Non-taxable reinsurance contract	-20.4	-20.5	—
Amortization of goodwill	2.2	2.2	2.2
Branch tax	2.6	2.8	3.6
Unusable net operating losses	15.7	18.1	—
Valuation allowance	3.2	—	—
Non-deductible ceded premiums	8.5	—	—
Other	3.4	-4.6	-0.2
Actual income tax (benefit) expense	-169.9	-19.5	40.6

The "expected" weighted average tax rates for Converium Group were 33.6%, 23.9% and 38.3% in 2001, 2000 and 1999, respectively. These rates were derived by obtaining a weighted average of the expected statutory income tax in relation to the income generated in the various territories in which Converium Group operates. Converium Group's future effective tax rate will depend largely on its tax strategies as a separate, independent company. Non-taxable reinsurance contract income results principally from the difference in financial statement versus US federal income tax treatment of certain intercompany reinsurance contracts.

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax base of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another as reflected in Table 11.3.

Table 11.3
Deferred income taxes
(US$ million)

December 31	2001	2000
Deferred income tax assets		
Loss reserve discount	109.1	106.7
Unearned premium reserve deduction	23.6	26.8
Accruals not currently deductible	30.5	23.8
Impairment of equity securities	8.6	—
Partnership loss	11.7	0.8
Loss carryforwards	108.3	18.1
Other	11.8	7.1
Total deferred income tax assets	303.6	183.3
Valuation allowance	-3.2	-18.1
Net deferred income tax assets	300.4	165.2
Deferred income tax liabilities		
Loss reserve discount	-37.7	-42.5
Deferred policy acquisition costs	-54.2	-65.0
Unrealized appreciation of investments	-14.4	-12.1
Reinsurance contracts	—	-41.7
Investments	—	-4.8
Other	-0.2	-9.1
Total deferred income tax liabilities	-106.5	-175.2
Net deferred income tax assets	300.4	165.2
Net deferred income tax assets (liabilities) as of December 31	193.9	-10.0

The current income tax receivable (payable) as of December 31, 2001 and 2000 was US$ 4.8 million and US$ (14.9) million, respectively.

Converium Reinsurance (North America) Inc. historically filed a consolidated US tax return with other subsidiaries and affiliates of Zurich Financial Services. The method of tax allocation between companies was based on an intercompany tax allocation agreement, and taxes were allocated to each of the companies in the US consolidated tax group on a separate company tax return basis. As of December 31, 2000, Converium Reinsurance (North America) Inc.'s current income tax payable of US$ 11.9 million was due under this tax allocation agreement.

In connection with the Master Agreement, the tax allocation agreement was terminated and amended (the "Amended Tax Agreement"). Converium Reinsurance (North America) Inc. paid US$ 54.9 million to settle all costs, net of payments, through the date of the Transactions under the Amended Tax Agreement according to its terms. Such settlements will be "trued-up" at the time the tax returns for 2000 and 2001 are filed. Further, certain affiliates of Zurich Financial Services will indemnify (and Zurich Financial Services will guarantee the performance of such affiliates) certain parties, including Converium Reinsurance (North America) Inc., for any US income tax liabilities arising out of the Transactions and prior restructurings and certain other potential liabilities.

As of December 31, 2001, subsidiaries of Converium Group had total net operating loss carryforwards of US$ 327.0 million available (subject to various statutory restrictions) for use in future tax returns, the majority of which will expire in 2021. A valuation allowance has been recorded related to certain income tax loss carryforwards in Switzerland.

12. Employee benefits

Prior to the Separation Date, employees of Converium Group participated in various pension plans of Zurich Financial Services or its affiliates. After the Separation Date, Converium Group has established a number of independent benefit plans for its employees. Converium Group will honor the term of an employee's service with Zurich Financial Services for the purposes of determining benefits under these new plans.

During 2001 some employees belonged to defined benefit plans. Other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.

Personnel costs incurred for 2001, 2000 and 1999 were US$ 104.8 million, US$ 72.2 million and US$ 73.6 million, respectively.

(a) Defined benefit pension plans

Employees of certain of Converium Group's entities are covered under various defined benefit pension plans. Eligibility for participation in these various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees' years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

The transition obligation (asset) for some entities was determined as of January 1, 1998, the date of SFAS 87 adoption, due to the unavailability of prior actuarial data. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

Table 12.1
Weighted average

	2001	2000	1999
Discount rate	4.30%	4.39%	4.36%
Expected long-term rate of return on assets	5.25%	5.25%	5.25%
Future salary increases	2.57%	2.65%	2.59%
Future pension increases	1.36%	1.37%	1.39%

Table 12.2
(US$ million)

	2001	2000	1999
Projected benefit obligation			
Projected benefit obligation as of January 1	42.4	41.7	45.1
Service cost	2.9	2.7	2.6
Interest cost	1.8	1.7	1.8
Plan amendments	–1.6	—	—
Actuarial (gains) losses	–0.2	–2.4	0.6
Foreign currency translation effects	–1.4	0.7	–6.3
Benefits paid	–0.3	–2.0	–2.1
Projected benefit obligation as of December 31	43.6	42.4	41.7
Fair value of plan assets			
Fair value of plan assets as of January 1	32.5	30.0	31.4
Actual return on plan assets	–1.7	1.5	1.5
Employee contributions	1.1	1.0	0.8
Employer contributions	2.6	2.2	2.9
Net transfer adjustment from the Transactions	–9.5	—	
Foreign currency translation effects	–1.1	–0.2	–4.5
Benefits paid	–0.3	–2.0	–2.1
Fair value of plan assets as of December 31	23.6	32.5	30.0
Funded status			
Funded status	–20.0	–9.9	–11.7
Unrecognized transition obligation	1.0	1.5	2.0
Unrecognized net actuarial (gains) losses	2.0	–1.3	0.3
Unrecognized prior service cost	–1.6	—	—
Accrued benefit liability	–18.6	–9.7	–9.4
Amounts recognized in the balance sheet			
Accrued benefit liability	–18.6	–9.7	–9.4

Table 12.3
Net periodic benefit expense
For the years ended December 31
(US$ million)

	2001	2000	1999
Service cost	2.9	2.7	2.6
Interest cost	1.8	1.7	1.8
Expected return on plan assets	–1.7	–1.0	–1.5
Employee contributions	–1.1	–1.0	–0.8
Amortization of transition obligation	0.5	0.5	0.6
Net periodic benefit expense	2.4	2.9	2.7

Table 12.4
Accrued pension liability
(US$ million)

	As of December 31, 2001	2000	1999
Balance at January 1	–9.7	–9.4	–11.1
Current year expense	–2.4	–2.9	–2.7
Contributions paid	2.6	2.2	2.9
Net transfer adjustment from the Transactions	–9.5	—	—
Foreign currency translation effects	0.4	0.4	1.5
Balance at December 31	–18.6	–9.7	–9.4

As part of the finalization of the Transactions in respect of employee benefits, there was a transfer of pension fund assets and benefit obligations from the Zurich Financial Services pension funds to the pension fund of Converium Ltd. Under US GAAP, the net impact of this transfer resulted in an increase in the liabilities of Converium Ltd to its pension fund and a corresponding reduction of equity of US$ 9.5 million. Zurich Financial Services administered the benefit plan to cover the existing Converium Ltd participants through December 31, 2001.

As of January 1, 2002, Swiss employees of Converium Ltd are covered under a new pension plan, whereby both the employees and employer provide contributions based on salary, as defined in the plan, and retirement benefits are based on accumulated retirement savings capital and age at retirement. The new plan guarantees the retirement benefits which employees were entitled under the former Zurich Financial Services pension plan as of December 31, 2001 and transfers the termination benefits of the former plan into the pension plan of Converium Ltd.

(b) Defined contribution pension plans
Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees which typically range from 0% to 15% of annual salaries. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.'s contributions under these plans amounted to US$ 2.4 million, US$ 1.8 million and US$ 1.7 million in 2001, 2000 and 1999, respectively.

13. Share compensation and incentive plans

Converium Group has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to the performance of Converium Group and encourage employee share ownership. Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding Ltd is at the discretion of the Remuneration Committee of the Board of Directors.

(a) Cash-based incentive plans
Various Converium Group entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2001, 2000 and 1999 in connection with these plans was US$ 16.4 million, US$ 7.8 million and US$ 10.1 million, respectively.

(b) Converium Group share-based plans
Share plan
Converium Group adopted a share plan (the "Share Plan") for selected executives. Generally, the size of a participant's award is based on their level of responsibility and position, market conditions and the extent of the executive's prior participation in other Converium Group plans. Under the Share Plan, 20,863 shares were awarded to executives in 2001. These shares vest in their entirety on December 11, 2007, and are subject to acceleration after December 11, 2004 based on the achievement of certain performance objectives.

Retention awards and IPO share grant
In conjunction with the Transactions, Converium Group granted retention awards to certain employees in the form of 357,902 shares in Converium Holding Ltd that vest pro rata on December 11, 2002 and December 11, 2003. Employees other than those who were granted retention awards received, in conjunction with the Transactions, 118,383 shares in Converium Holding Ltd that vest pro rata on December 11, 2002 and December 11, 2003.

Stock option plan
Converium Group adopted a stock option plan (the "Stock Option Plan") and certain employees were awarded options to purchase shares in Converium Holding Ltd. Under the Stock Option Plan, 310,233 options to purchase shares in Converium Holding Ltd were awarded in 2001. The options were issued with an exercise price of CHF 82.00 per ordinary share, or US$ 24.59 per American Depository Share ("ADS"). The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

Executive IPO option plan
In connection with the Transactions, Converium Group granted certain executives options to purchase shares in Converium Holding Ltd (the "Executive IPO Option Plan"). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding Ltd were awarded in 2001. The options were issued with an exercise price of CHF 82.00 per ordinary share, or US$ 24.59 per ADS, which exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001: risk-free rate of 3.21%, expected lives of three years, expected volatility of 32.67% and a dividend yield of 0.8%. The weighted average fair value of Converium Group stock options granted for the year ended December 31, 2001 was US$ 12.08.

Table 13.1 summarizes the status of Converium Group's outstanding stock options for the Stock Option Plan and Executive IPO Option Plan. All options were granted on December 11, 2001 and none were exercised or forfeited.

Table 13.1

	Outstanding	Exercisable
Number of options	730,233	182,558
Exercise price (CHF)	82.00	82.00
Remaining contractual life (years)	10.5	10.5

(c) Zurich Financial Services share-based plans
Prior to the Transactions, employees of Converium Group participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, Converium Group established a number of independent share-based plans for its employees and certain Zurich Financial Services share-based plans were converted into Converium Group shares and options.

Employee performance share plan
At Converium Ltd, substantially all employees participated in a performance share plan, which provided cash and/or sales-restricted awards of Zurich Financial Services shares in connection with specific performance achievements. In 2000 and 1999, 1,804 and 1,600 Zurich Financial Services shares were awarded under the employee performance share plan.

Long-term performance share plans
Certain Converium Group employees participated in long-term incentive plans operated by Zurich Financial Services. Each principal plan had a three-year performance cycle with a new cycle beginning each year. Specific performance parameters were established for each business unit. The number of shares awarded at the end of the performance period was determined in relation to the annual salary at the beginning of the performance period. In 2000 and 1999, 765 and 799 Zurich Financial Services shares were awarded under the long-term performance share plan.

The outstanding share awards to Converium Group employees under the 2000 and 1999 Zurich Financial Services long-term performance share plans were converted into 207,602 shares of Converium Holding Ltd, of which 91,887 shares vest on December 11, 2002, and 115,715 shares vest on December 11, 2003.

Share option plans
Under the Global Share Option Plan, certain executives were awarded options annually to purchase shares in Zurich Financial Services, the number of options being determined such that their economic value was a percentage of annual salary as of January 1, in the year of grant. The exercise price of the shares was set at 110% of the average market value of the Zurich Financial Services shares during the month prior to the grant date. In 2000 and 1999, 4,770 and 2,789 options on Zurich Financial Services shares were awarded under the Global Share Option Plan, and nil and 217 options were forfeited under the plan.

The outstanding options to purchase shares in Zurich Financial Services will be converted into options to purchase shares in Converium Holding Ltd. The expiration and term of the Converium Holding Ltd options will be the same as the options from which they were converted. Options which were originally granted in 1999 vest on January 31, 2002 and will expire on January 31, 2006. Options which were originally granted in 2000 will vest on January 31, 2003 and will expire on January 31, 2007.

(d) Compensation expense
The compensation expense charged to income under both the Converium Group and Zurich Financial Services share and share option plans was US$ 11.0 million, US$ 0.8 million and US$ 8.2 million in 2001, 2000 and 1999, respectively.

14. Shareholders' equity

(a) Issued share capital
Upon incorporation on June 19, 2001, Converium Holding Ltd had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

(b) Conditional share capital
Pursuant to Converium Holding Ltd's Articles of Incorporation, share capital can be increased by the issuance of a maximum of 4 million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF

40 million, through the exercise of option or conversion rights which will be granted to the members of the Board of Directors and to employees.

(c) Dividend restrictions and capital and solvency requirements
Converium Holding Ltd is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium Group entities operate may restrict the amount of dividends payable by such entities to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Converium Group entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For Converium Reinsurance (North America) Inc., dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year's policyholders surplus or 100% of the previous year's statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of change in control, make any dividend to its shareholders without the prior approval of the Connecticut Commissioner. In Germany, the minimum amount of statutory capital required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of 100% of current year surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year surplus less the prior year loss carryover. Under German law, an entity's supervisory board has the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be calculated on this amount. As a result of these restrictions, neither Converium Reinsurance (North America) Inc. nor Converium Rückversicherung (Deutschland) AG are able to pay dividends to Converium Ltd in 2002. However, Converium Ltd may pay a maximum dividend, net of withholding tax, to Converium Holding Ltd without regulatory approval of approximately US$ 256.0 million as of December 31, 2001. The maximum dividend that Converium Holding Ltd is able to pay in 2002, before withholding tax, is approximately US$ 273.0 million as of December 31, 2001.

Statutory capital and surplus for Converium Ltd was US$ 1.5 billion at December 31, 2001. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of US$ 646.2 million at December 31, 2001, computed under local statutory accounting principles. As of December 31, 2001, Converium Group's entities were in compliance with all applicable regulatory capital adequacy requirements.

15. Transactions with Zurich Financial Services

Converium Group has entered into various transactions with Zurich Financial Services and its subsidiaries, including various insurance and cost-sharing arrangements, the most significant of which are described below.

Certain business being retained by ZIC and ZIB pursuant to the Quota Share Retrocession Agreement, as described in Note 9, will be subject to a Run-off Management and Services Agreement between ZIC, ZIB and Converium Group. Converium Group will receive commercially customary fees in exchange for the services it renders under this agreement, which include technical accounting, claims handling, actuarial support and access to certain infrastructure.

Some of Converium Group's information technology applications are operated by service centers of Zurich Financial Services. Converium Group uses select information technology applications of Zurich Financial Services based on a service level agreement.

Predominately all of Converium Group's investments are managed by affiliates of Zurich Financial Services. Converium Group has entered into investment management agreements with these managers whereby the investment managers manage Converium Group's portfolio of investment securities in return for fees based on the average total market value of the assets under management, as well as investment performance if the related funds' return exceeds targeted benchmarks. Fees related to these investment management services were US$ 4.1 million, US$ 4.7 million and US$ 5.1 million for 2001, 2000 and 1999, respectively.

Converium Group utilizes Zurich Financial Services affiliates as fronting vehicles. For example, Zurich American Insurance Company fronts Converium Group for the USAIG aviation pool. Eagle Star Insurance Company Limited fronts Converium Group for the Global Aerospace Underwriting Managers Pool. Additionally, beginning in 2001, Zurich Specialties London Ltd, fronts Converium Group for the SATEC space pool. Gross assumed premiums under these transactions were US$ 44.0 million, US$ 35.8 million and US$ 27.3 million for 2001, 2000 and 1999, respectively.

During 2000, Converium Group entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities totaled US$ 430.3 million and US$ 410.3 million each as of December 31, 2001 and 2000 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

In December 2000, Zurich Financial Services temporarily advanced US$ 233.4 million to Converium Group as part of the normal cash management activities within the treasury function. This amount was repaid in January 2001.

Converium Reinsurance (North America) Inc. and Converium Zurich had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 ("1997 Aggregate Excess of Loss Agreement"). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

- Converium Reinsurance (North America) Inc.'s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,
- Converium Reinsurance (North America) Inc.'s coverage for net losses of US$ 307.5 million from the September 11 terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty,
- The remainder of the coverage under the agreement is commuted.

Converium Group has a limited partnership interest in Insurance Partners, L.P., a Delaware limited partnership ("Insurance Partners"), and a limited partnership interest in Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z"). As of December 31, 2001 and 2000, Converium Group's investments in Insurance Partners and Capital Z had a carrying value of US$ 25.8 million and US$ 37.4 million, respectively. As of December 31, 2001, Converium Group has a remaining commitment to Capital Z of US$ 9.2 million.

During July 1999, Converium Group issued a US$ 31.0 million principal amount non-convertible, unsecured, unsubordinated note receivable (the "Note Receivable due 2000") to ZIC. The Note Receivable due 2000 principal amount, together with accrued interest, was repaid on January 19, 2000.

The amounts assumed (ceded) by Converium Group to Zurich Financial Services during 2001, 2000 and 1999 were as follows:

Table 15.1
Transactions with Zurich Financial Services
(US$ million)

Consolidated and historical combined statements of income for the years ended December 31	2001	2000	1999
Net premiums earned	–9.9	–2.1	56.8
Losses and loss adjustment expenses	7.0	56.6	–74.2
Life benefits and policyholder dividends	–0.6	–6.4	1.9
Underwriting acquisition costs	–14.4	1.5	–12.4

Consolidated and historical combined balance sheets as of December 31	2001	2000
Premiums receivable	12.5	25.3
Reinsurance assets	182.9	425.2
Losses and loss adjustment expenses, gross	362.0	200.5
Unearned premiums, gross	64.8	50.3
Future life benefits, gross	9.3	14.8
Funds held under reinsurance contracts	4.0	298.5

See Notes 3, 6, 8, 9, 11, 12, 13, 16, 17 and 19 for other transactions with Zurich Financial Services.

16. Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Converium Group directors and members of the Converium Group Executive Committee as of December 31, 2001.

In May 2000, Converium Group entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd. distributes medical malpractice insurance policies to the members of the Medical Defence Union. These insurance policies are issued by Zurich Financial Services (UKISA), London, and are 100% reinsured by Converium Group. Gross assumed premiums under this transaction were US$ 57.0 million and US$ 30.2 million for 2001 and 2000, respectively.

Converium Group owns 9.67% of PSP Swiss Property AG, which manages real estate held for investment by Converium Group.

17. Supplement cash flow disclosures

Significant non-cash financing activity included a net transfer to Zurich Financial Services of US$ 94.0 million in 2000, which decreased the balance sheet accounts Zurich Financing Agreement and Net investment by Zurich Financial Services.

Table 17.1 (US$ million)	2001	2000	1999
Income taxes (paid) refunded	–46.4	–46.7	54.9
Interest expense paid	–22.1	–17.1	–17.5

18. Fair value of financial instruments

The methods and assumptions used by Converium Group in estimating the fair value of financial instruments are:

- Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.
- Equity securities: fair values are based on quoted market prices.
- Zurich Financing Agreement and Funds Withheld Asset: carrying values of the Zurich Financing Agreement and the Funds Withheld Asset approximate fair value.
- Other investments, for which quoted market prices are not readily available, are not fair valued and are not significant to Converium Group.
- Cash and short-term investments: carrying amounts approximate fair values.
- Debt: fair values are generally based upon quoted market prices.

Table 18.1 lists the estimated fair values and carrying values of Converium Group's financial instruments as of December 31, 2001 and 2000.

Table 18.1 Fair value of financial instruments (US$ million)	Total fair value 2001	Total carrying value 2001	Total fair value 2000	Total carrying value 2000
Fixed maturities	2,331.4	2,331.4	2,236.2	2,236.2
Equity securities	701.4	701.4	611.0	611.0
Other investments	51.8	51.8	52.2	52.2
Short-term investments	89.5	89.5	115.1	115.1
Funds Withheld Asset/ Zurich Financing Agreement	1,598.5	1,598.5	1,335.2	1,335.2
Cash and cash equivalents	420.5	420.5	121.9	121.9
Debt	–194.1	–197.0	–185.2	–196.9

19. Commitments and contingencies

Converium Group has provided guarantees or commitments to external parties. These arrangements include commitments under certain conditions to make capital contributions, or provide equity financing. Converium Group's guarantees were US$ 150.0 million as of December 31, 2001. Converium knows of no event that would require it to satisfy these guaranties.

To secure certain assumed reinsurance contracts, irrevocable letters of credit of US$ 277.5 million were outstanding at December 31, 2001. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit.

Converium Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 10.8 million, US$ 10.3 million and US$ 7.5 million for the years ending December 31, 2001, 2000 and 1999, respectively.

Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 19.1 Minimum future payments under operating leases (US$ million)	Rental payments
2002	11.3
2003	11.1
2004	10.7
2005	10.6
2006	10.6
2007 and thereafter	21.0
Total	75.3

Converium Ltd leases office space from Zurich Financial Services. The lease term is fixed until 2006, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index. Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. The lease payments are fixed through 2003 with bi-annual rent escalations based on changes in local real estate price indices.

Converium Reinsurance (North America) Inc. is party to a sublease agreement dated January 1, 1994 as amended January 26, 1996 with ZC Resource LLC ("ZC Resource"), a subsidiary of Zurich Financial Services. In connection with the initial public offering of Converium Group, Converium Reinsurance (North America) Inc. entered into a new sublease with ZC Resource signed July 13, 2001. The sublease has a term of approximately eleven years, ending in 2012.

The landlord has agreed to allow ZC Resource to continue to sublease office space to Converium Reinsurance (North America) Inc. after the Transactions. Accordingly, Converium Reinsurance (North America) Inc. will continue its sublease from ZC Resource and will continue its rent guaranty for ZC Resource. As part of the Transactions,

Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited ("GAHL") (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.'s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. CIC will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

Converium Holding Ltd and its subsidiaries are continuously involved in other legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters are not material to Converium Group's financial position, with the exception of the two matters described below:

US Life Insurance Company arbitration

On November 29, 1999, US Life Insurance Company ("US Life") initiated an arbitration proceeding against Superior National Insurance Company ("SNIC"), various of its affiliates which are the subject of conservancy by the California Department of Insurance, ZC Insurance Company ("ZCIC"), now known as Converium Insurance (North America) Inc., and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that SNIC or its affiliates made material misrepresentations and omissions in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2001 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 75.9 million losses incurred. Based on the limited information available to date, Converium Group is unable to predict Converium Insurance (North America) Inc.'s chances of prevailing in this action.

Unicover litigation

In March 2000, Converium Reinsurance (North America) Inc. commenced arbitration proceedings against members of the Unicover Occupational Accident Reinsurance Pool (the "Pool") relating to the Pool's attempt to repudiate a retrocessional agreement between Converium Reinsurance (North America) Inc. and the Pool. At the end of March 2000, the Pool initiated a legal action in the Supreme Court of the State of New York, County of New York (the "New York Court"), seeking to stay the arbitration.

In September 2000, the New York Court issued a judgment staying the arbitration by accepting the Pool's position that Unicover Managers, Inc. ("Unicover Managers") was no longer authorized to act on the Pool's behalf at the assertedly relevant time. Converium Reinsurance (North America) Inc. appealed the factual findings under this judgment.

Converium Reinsurance (North America) Inc.'s position when the treaty was written was, and still is, that the Pool members are bound under the retrocessional contract. Converium Reinsurance (North America) Inc. believes that the members of the Pool are in error, and thus initiated a litigation in Washington State Court and an arbitration to be held in Dallas, Texas with a view to: (1) compelling the Pool members to perform under the retrocessional contract; or (2) in the alternative, seeking to unwind the Amerisafe Interstate Insurance Company ("Amerisafe")/Converium Reinsurance (North America) Inc. leg of the transaction as these were integrated transactions; or (3) to hold the reinsurance intermediary, Guy Carpenter & Company Inc. ("Guy Carpenter"), and/or Unicover Managers responsible for any losses incurred by Converium Reinsurance (North America) Inc.

Converium Reinsurance (North America) Inc. filed the litigation in a Washington State Court in October 2000 against the Pool, Amerisafe, Unicover Managers and Guy Carpenter. Amerisafe has since been dismissed from the Washington action on personal jurisdictional grounds. The Texas arbitration with Amerisafe was also initiated in October 2000. In March 2001, Amerisafe commenced a related action against Converium Reinsurance (North America) Inc., Zurich Financial Services Group and Guy Carpenter in the US District Court for the Western District of Louisiana.

In September 2001, the Appellate Division of the New York Court converted the proceeding from one limited to the issue of arbitration into an action for declaratory judgment and remanded the case for further proceedings. The Appellate Division held that a review of the merits indicates that there are issues of fact warranting a trial of the issue of enforceability of the retrocessional agreement. Converium Reinsurance (North America) Inc. has moved to dismiss this action based on the proceedings already commenced in Washington state.

The potential financial exposure to Converium Reinsurance (North America) Inc. is contingent upon the ultimate incurred ratio of the relevant portfolio and the outcome of Converium Reinsurance (North America) Inc.'s various litigations and the arbitration mentioned above. Inception-to-date amounts ceded to the Pool through December 31, 2001 that are related to the Amerisafe treaty are as follows:

(US$ million)	
Premiums earned	151.8
Commissions earned	65.3
Losses incurred	384.2

Based on the limited information available to date, Converium Group is unable to predict Converium Reinsurance (North America) Inc.'s chances of prevailing in any of these actions. See Notes 9 and 15 regarding aggregate excess of loss protection related to Unicover.

20. Consolidated and historical combined entities

A list of operating entities and other important holdings, together with the country of incorporation and Converium Group's ownership interest, is set out below.

Entity	Country of incorporation	% of equity shares held
Converium Rückversicherung (Deutschland) AG	Germany	98.6
Converium Holding Ltd	Switzerland	100
Converium Ltd	Switzerland	100
Converium Holdings (North America) Inc.	US	100
Converium Reinsurance (North America) Inc.	US	100
Converium Insurance (North America) Inc.	US	100

21. Earnings per share

Earnings per share data is calculated based on 40 million registered shares of Converium Holding Ltd issued and outstanding as of December 31, 2001 as though these shares were outstanding for all periods presented. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive. Potential common shares, which totaled 40,000 for 2001, are excluded from the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

22. Subsequent events (unaudited)

Certain claims are being asserted against Converium Reinsurance (North America) Inc. ("CRNA") and Converium Insurance (North America) Inc. ("CINA"), along with Centre Insurance Company ("CIC") and certain of its affiliates by various insurance companies in liquidation in the State of California ("Liquidating Companies"), which companies previously were subsidiaries of the Superior National Insurance Group ("SNIG"). As of December 31, 2001, there was no formal litigation pending between the Liquidating Companies. The principal claims which have been asserted against CIC, rather than against CRNA and CINA, consist of oral statements to the effect that certain transfers, including a transfer to CIC in December 1999 of certain assets in the amounts of US$ 163.4 million and US$ 22.3 million, constituted voidable preferences and fraudulent conveyances. In addition, as of December 31, 2001, a tolling agreement was in place between, among others, CRNA and CINA, on the one hand, and the Insurance Commissioner of the State of California, on his own behalf and as Liquidator of the Liquidating Companies (the "Commissioner"), on the other hand, with regard to the referenced claims. That tolling agreement expired on January 16, 2002.

On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and CINA, on behalf of the Liquidating Companies, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA have not yet responded to the complaint, but intend to defend this litigation vigorously and to assert various setoffs. As part of the separation of the Converium Group from Zurich Financial Services ("ZFS"), ZFS has agreed to indemnify Converium Group for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation. Based on the limited information available to date, Converium Group is unable to predict CRNA's and CINA's chances of prevailing in this action.

Converium Holding Ltd
Report of the statutory auditors

To the Annual General Meeting of Converium Holding Ltd, Zug

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes included on pages 50 to 53 of Converium Holding Ltd for the year ended December 31, 2001. The financial statements include the period from June 19, 2001 (date of incorporation) to December 31, 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

Lukas Marbacher Peter Lüssi

Zurich, March 9, 2002

Converium Holding Ltd
Principal activity and review of the year

Converium Holding Ltd is the holding company of Converium Group with primary listings on the SWX Swiss Exchange and on the NYSE New York Stock Exchange. Converium Holding Ltd was incorporated on June 19, 2001 with a share capital of CHF 100,000. As part of the Transactions Converium Holding Ltd was established as the holding company of Converium Group and its share capital was increased to CHF 400,000,000. The shares of Converium Holding Ltd were placed in an initial public offering in December 2001 and trading in Converium Holding Ltd shares started on the SWX Swiss Exchange and the NYSE New York Stock Exchange on December 11, 2001.

Its principal activity is the holding of affiliates.

The income consists mainly of interest income. The net loss of Converium Holding Ltd was CHF 1.5 million for the period June 19, 2001 to December 31, 2001.

Converium Holding Ltd

Statement of income

(CHF million)	Notes	June 19, 2001 (date of incorporation) to December 31, 2001
Revenues		
Net interest income	6	2.6
Expenses		
Other operating and administration expenses	3	-1.9
Interest expense	7	-2.0
Taxes	4	-0.2
Total expenses		-4.1
Net loss		-1.5

The notes to the financial statements are an integral part of these financial statements.

Converium Holding Ltd

Balance sheet

(CHF million) Year ended December 31	Notes	2001
Assets		
Invested assets		
Investments in affiliates	5	2,809.5
Note receivable from Converium Reinsurance (North America) Inc.	6	249.4
Total invested assets		3,058.9
Current assets		
Cash and cash equivalents		28.4
Other receivables from affiliates		12.0
Accrued income		1.8
Total current assets		42.2
Total assets		3,101.1
Liabilities and shareholders' equity		
Liabilities		
Note payable to Converium Ltd	7	249.4
Other payables to affiliates		23.5
Accrued expenses		20.0
Total liabilities		292.9
Shareholders' equity		
Common stock	8	400.0
Additional paid-in capital (general legal reserve)	8	2,409.7
Retained earnings current year		-1.5
Total equity	8	2,808.2
Total liabilities and shareholders' equity		3,101.1

The notes to the financial statements are an integral part of these financial statements.

1. Basis of preparation

Converium Holding Ltd presents its financial statements in accordance with Swiss Law, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (US GAAP). The primary differences from US GAAP are that these Swiss Law statements are unconsolidated, and the Investments in affiliates are carried at a value no higher than their cost less adjustments for impairment, if any, rather than at their U.S. GAAP net equity.

2. Summary of significant accounting policies

(a) Foreign currency translation
Outstanding balances in foreign currencies arising from foreign currency transactions are translated at end-of-period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction. The resulting exchange differences are recorded in the statement of income.

(b) Investments in affiliates
Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment, if any.

3. Other operating and administration expenses

Operating and administration expenses primarily consist of directors and officers and insurance expenses of CHF 1.9 million.

4. Taxes

As a Swiss holding company, Converium Holding Ltd is not subject to income taxes on its dividend income on its investments in affiliates. The tax expense consists mainly of capital taxes.

5. Investments in affiliates

Investments in affiliates are a 100% interest in Converium Ltd with a carrying value of CHF 2,809.5 million.

6. Note receivable from Converium Reinsurance (North America) Inc.

The note receivable from Converium Reinsurance (North America) Inc. of CHF 249.4 million (US$ 150.0 million) is a surplus contribution note, due October 1, 2006, at an interest rate of 8.75% per annum.

7. Note payable to Converium Ltd

The note payable to Converium Ltd of CHF 249.4 million (US$ 150.0 million) is a note due October 1, 2006, at an interest rate of 7.0% per annum.

8. Shareholders' equity

(a) Issued share capital
Upon incorporation on June 19, 2001, Converium Holding Ltd had a share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the Extraordinary General Meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

(b) Conditional share capital
Pursuant to Converium Holding Ltd's Articles of Incorporation, share capital can be increased by the issuance of a maximum of 4 million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF

40 million, through the exercise of option or conversion rights which will be granted to the members of the Board of Directors and to employees.

9. Shareholders

The shares registered in the share register at December 31, 2001 of 17.9 million were owned by 1,229 shareholders of which 953 were private individuals holding 1.3% of total outstanding shares, 118 were foundations and pension funds holding 7.8% of total outstanding shares, and 158 were other legal entities holding 35.7% of total outstanding shares.

According to the information available to us on December 31, 2001, the following represented an important shareholder holding more than 5% of common stock as specified in article 663c of the Swiss Code of Obligations: Zurich Insurance Company ("ZIC"), a wholly owned subsidiary of Zurich Financial Services. ZIC held 5,000,000 shares or 12.5% of the shares as per December 31, 2001, and had granted the underwriters of the initial public offering of Converium Holding Ltd the right to purchase up to an aggregate of 5,000,000 shares representing up to 12.5% of the shares, at the initial public offering price. The underwriters fully exercised this right in January.

Missing disclosure of shareholders holding greater than 5% of shares outstanding as of December 31, 2001

Converium Holding Ltd

Proposed appropriation of available earnings

Dividend-paying registered shares at March 9, 2001	40,000,000

Appropriation of available earnings as proposed by the Board of Directors

	CHF million
Net loss	–1.5
Balance brought forward	—
Available earnings	–1.5
Dividend for 40,000,000 registered shares	—
Balance carried forward	–1.5

The Board of Directors plans to propose at the annual general meeting an appropriation of the available earnings in accordance with the above table. If this proposal meets with the approval of the general meeting of shareholders in Zurich, Switzerland on April 30, 2002, no dividends will be paid.

Zurich, March 9, 2002

On behalf of the Board of Directors of Converium Holding Ltd

Peter C. Colombo

Georg Mehl

Directors' and officers' compensation

Board of Directors

The Board and its members are entirely independent, marking the beginning of a new phase of self-directed governance for the business comprising Converium Group. Each member has relationships that are important to Converium, and will help to extend its reach in the global insurance environment. The Board members are:

Peter C. Colombo, Chairman	since November 16, 2001
Georg Mehl, Vice-Chairman	since November 16, 2001
Terry G. Clarke	since January 1, 2002
Jürgen Förterer	since November 16, 2001
Derrell J. Hendrix	since November 16, 2001
George G.C. Parker	since November 16, 2001
Anton K. Schnyder	since November 16, 2001

In compensation for their services, the members of the Board receive a fixed cash sum and share options for each annual term, the time period from one annual shareholder meeting to the next.

Position	Cash compensation (US$)	Equity compensation (US$)
Chairman	60,000	75,000 in options
Vice-Chairman	50,000	60,000 in options
Directors	40,000	50,000 in options

The following table illustrates the compensation paid to each of the members of the Board of Directors in 2001.

Total compensation paid in 2001	US$
Peter C. Colombo	14,266
Georg Mehl	11,880
Terry G. Clarke	n/a
Jürgen Förterer	9,510
Derrell J. Hendrix	9,510
George G.C. Parker	9,510
Anton K. Schnyder	9,510

The members of the Board of Directors have the following shareholding in the Group:

	Shares held at December 31, 2001	Options held at December 31, 2001
Peter C. Colombo	nil	nil
Georg Mehl	200	nil
Terry G. Clarke	nil	nil
Jürgen Förterer	nil	nil
Derrell J. Hendrix	nil	nil
George G. C. Parker	nil	nil
Anton K. Schnyder	nil	nil

We have retained RISConsulting, of which Mr. Hendrix is Manager and Chief Executive Officer. For 2001, we have paid a total of US$ 0.4 million in fees to RISConsulting.

Converium's lead executives comprise an executive management team, the Group Executive Committee. It has four members: The Group Chief Executive Officer, the Chief Executive Officers of each of the business segments and the Group Chief Financial Officer. The Group Executive Committee is responsible for implementing the Group's overall strategy, ensuring effective collaboration between each of Converium's subsidiaries, and reviewing progress against financial and operating plans as approved by the Board of Directors. The members of the Group Executive Committee are: Dirk Lohmann, Richard E. Smith, Frank Schaar and Martin A. Kauer.

The total aggregate compensation of the officers of the Group Executive Committee in 2001 was as follows:

US$ 3,642,122, including base salary and cash awards made under short and long term incentive plans paid during 2001 (Group Annual Incentive Plan), IPO related incentive payments and the estimated value of other compensation-related items. In addition, Group Executive Committee members held shares and options in the com-

Directors' and officers' compensation (continued)

pany at the end of December 2001. Some were awarded under Converium's new share plan, some converted to Converium shares and options from Converium's former parent, Zurich Financial Services, and others bought in conjunction with the IPO.

	Shares held at December 31, 2001*	Options held at December 31, 2001
Dirk Lohmann	17,686	162,852
Richard E. Smith	39,417	78,978
Frank Schaar	3,463	51,698
Martin A. Kauer	6,187	53,119

* includes vested and unvested shares